naturally progressive



Stake Technology Ltd. ANNUAL REPORT 2001

our mission

TO CONTINUE TO GROW SALES AND PROFITS RAPIDLY THROUGH INTERNAL GROWTH AND ACQUISITIONS, GUIDED BY THE ETHICAL PRINCIPLES OF ENVIRONMENTAL RESPONSIBILITY AND THE HEALTH AND WELL-BEING OF OUR COMMUNITIES.



CONTENTS

Except for the historical information herein, the matters discussed in this Annual Report include forward looking statements that may involve a number of risks and uncertainties. Future results may vary significantly based on a number of factors, including, but not limited to, risks in market acceptance of new products or technology, continuing product demand, the impact of competitive products and pricing, changing economic condition, and other risk factors detailed in the Company's December 31, 2001 10-K and other filings with the Securities and Exchange Commission.

well positioned for strong growth

THIS YEAR WE HAVE CHOSEN "NATURALLY PROGRESSIVE" AS THE THEME FOR OUR ANNUAL REPORT. THIS THEME COMBINES THE HEALTHY AND PROGRESSIVE GROWTH OF OUR COMPANY WITH ITS FOCUS ON PRODUCTS THAT ARE NATURALLY GOOD FOR YOU AND THE ENVIRONMENT.

Sales in 2001 exceeded $143 million, a 41% increase over the previous year. For the fourth consecutive year Stake Technology Ltd. (Stake) has been recognized in "Profit Magazine" as one of the 100 fastest growing companies in Canada over the previous five years, reflecting a compounded annual growth rate of 71% from 1997 through 2001. Sales are forecast to rise to $205 million in 2002, an increase of 43% versus 2001, driven primarily by forecasted internal growth. The Company continues to grow with a healthy balance of internally generated revenue and acquisitions as detailed on the adjacent chart.

Natural and organic foods have become the dominant part of the Company with forecasted Food Group sales of $160 million in 2002, representing 78% of total revenues. Approximately 65% of these sales are in soy based products, including soymilk, soymilk concentrate, soy powders, soy oils, edamame, and this year, the addition of soy flour and crushed soy nuts. The Company is the largest producer of soymilk concentrate in the United States and the only company which is integrated from field to table, or from the sale of seed to the blending and packaging of finished soymilk products.



Historical CAGR - 71%
250
200
150
100
50
0
16.8
22.1
47.3
101.7
143.1
205.0
97 98 99 00 01 02
PROJ.

REVENUES
(millions $)

☐ *Current year revenues due to acquisition*
CAGR = Compounded Annual Growth Rate


Everyone knows
soy is great
for the body, ...

Towards the end of 2001, the Company signed a three year US $100 million contract with a major soymilk marketer to blend and package their products at the Company's aseptic packaging plant, Nordic Aseptic (Nordic). Nordic was acquired prior to start-up in 2000 for its outstanding debt. It has taken a great deal of focus and resources to complete construction, add additional equipment, hire a talented management team, train a work force and sign significant contracts in order to bring the plant into full production. In 2001, the Company incurred heavy start-up expenses as a result of these activities in the amount of approximately $3 million before tax, significantly affecting year-end results. Nordic is expected to reach profitability in the second quarter of 2002 and show a modest profit for the year, reflecting a profit turn around for 2002 in excess of $3 million. This is real progress.

Projected earnings in 2001 were also affected by the delay in signing the first StakeTech System steam explosion contract in China, which was recently confirmed. In addition, the tragic events of September 11th halted abrasive sales into New York for the cleaning of bridges and generally slowed the steel and foundry industries, major markets for our Environmental Industrial Group.

Thankfully, these markets are recovering nicely. The abrasive market for ship cleaning is active and growing as the US fleet is returned from the Middle East. The Company's abrasive products, which are silica free, are gaining market share as customers become increasingly concerned over the hazards of sandblasting.

The Company achieved a small profit in 2001 with net earnings of $31,000, however, EBITDA was $8.1 million, a 26% increase over 2000, confirming the strong cash flow of the Company, despite the Nordic losses. Earnings before interest, taxes and other items were $1,959,000, which was the second highest in the Company's history.

In February 2001, the Company acquired 100% of the common shares of Jenkins & Gournoe, Inc. (First Light Foods) a private soymilk provider that owns certain trademarks including *Soy-Um* and *Rice-Um*, as well as *Full Circle*, sold in both food service and club stores. The acquisition of First Light Foods complements the Food Group's strategy of becoming a vertically integrated business providing expertise from seed to merchandisable products of soymilk.

In late October 2001, the Company acquired the business and certain assets of Virginia Materials & Supplies, Inc. and 51% of the shares of International Materials and Supplies Inc. A new company, Virginia Materials, Inc. was incorporated and operates the acquired business from facilities in Norfolk, Virginia, and a second plant in Baltimore, Maryland, scheduled to open in the second quarter of 2002. Norfolk is the site of the US Naval Shipyards, as well as Newport News, the largest shipyard in the US. The Baltimore plant will focus on the bridge cleaning market and smaller shipyards in New York, Pennsylvania and Maryland.

International Materials recovers industrial garnets from a waste mining stream and markets these garnets to the municipal water filtration, water jet cutting and abrasives markets. These product lines are compatible with the Temisca water filtration sands and other products offered by the Environmental Industrial Group and are sold jointly through the Group's national sales force.



10
8
6
4
2
0
1,107
1,729
2,322
6,419
8,100
97 98 99 00 01

EBITDA
(thousands $)



4,375
3,500
2,625
1,750
875
0
149
822
1,524
3,374
31
97 98 99 00 01

NET EARNINGS
FOR THE YEAR
(thousands $)



0.2
0.15
0.1
0.075
0.05
0
0.01
0.06
0.09
0.15
0.00
97 98 99 00 01

NET EARNINGS
PER SHARE
($ per share)

EBITDA = Earnings before interest, taxes, depreciation and amortization

In March 2002, the Company launched a broad line of organic milk and butter products in Canada, under the brand name *mū*. The organic dairy market is one of the fastest growing segments of the natural food business and is supply-restricted due to the lengthy time required to certify both dairy farms and processors. The Company intends to expand its product line with cheese and cultured products over the next year.

In early April 2002, the Company was delighted to announce that it had signed its first contract in China to supply steam explosion pulping equipment to produce pulp for packaging material from straw. The Company's patented technology is ideal for China, which requires equipment which can use annually regenerative raw materials, such as straw, is effluent-free and which can operate economically on a small scale. As the largest producer in the world of pulp from non-woody raw materials, the market potential for steam explosion equipment in China is substantial.

During 2001, the Company raised $31.5 million in equity, primarily from institutional investors in Canada. This financing was done in anticipation of a listing on the Toronto Stock Exchange (TSX), which occurred on November 6, 2001, giving the Company a dual listing with Nasdaq. The primary motivation for the financings was to provide capital for acquisitions and internal expansion projects. The rational for the TSX listing was to expand Canadian ownership, which up to that time had been quite small, and to gain additional research coverage. Both of these objectives have been achieved with a number of new institutional shareholders, in particular the Claridge Group, the investment arm of the Charles Bronfman family who are now the Company's largest shareholder with a 17% holding. It has been a pleasure to welcome Stephen Bronfman and Robert Fetherstonhaugh of the Claridge Group to the Board of Directors of Stake Technology.

The Company continues to work with a number of analysts and expects research reports to be issued in the second quarter of 2002.

The net result of these financings places the Company in the strongest financial position in its history, with $17.2 million in cash at year end, shareholder's equity of $69.3 million or $1.69 per share, working capital of $27.2 million and a debt to equity ratio of 0.38:1 versus 0.95:1 in 2000.

In March 2002, the Company completed a debt restructuring consolidating all of its banking facilities with a single cross border banking group, the Bank of Montreal and its subsidiary Harris Trust and Savings Bank. This new agreement is expected to result in annual interest savings of $750,000, improved cash flow of $2.0 million per year and significant administrative benefits.

Over the past year the Company has invested in a much broadened financial team throughout the organization, reflecting the growing size and complexity of the business. This team is headed up by Steven Bromley, Vice President, Finance and Chief Financial Officer, who joined the Company in 2001, with a background in the food industry. Under his guidance, systems have been and continue to be upgraded, consolidation and reporting packages implemented and expanded processes and policies developed.

During the past year the organization has established a Board Governance Committee and approved a Corporate Governance Policy, a Communications Policy and an Audit Committee Charter. All new employees sign a Business Ethics and Conduct Policy as part of the hiring process. The Company continues to focus on ethically based businesses with high growth potential in both sales and earnings and which operate in markets which are expanding rapidly.

The Company was also honored to have Camillo Lisio, the former President of Saputo Inc., join the Board of Directors in August of the past year. His broad food and acquisition experience will be an asset to the Company.

IT IS A PRIVILEGE TO WORK WITH A DEDICATED AND INNOVATIVE GROUP OF EMPLOYEES AND A STRONG AND SUPPORTIVE BOARD OF DIRECTORS AND THE CREDIT FOR THE COMPANY'S SUCCESS TO DATE IS THEIRS.

Sincerely,

Jeremy N. Kendall
Chairman and
Chief Executive Officer

John D. Taylor
President and
Chief Operating Officer


... but new research shows
it helps the mind too.

the natural balance

FINANCIAL STRENGTH POSITIONS COMPANY FOR GROWTH IN RAPIDLY DEVELOPING MARKETS.

Through a combination of internal growth and acquisition, the Company realized record sales of $143.1 million in 2001, an increase of 41% over the previous year. When combined with the financial strength developed over the past year, the Company is well positioned for continued growth in rapidly expanding markets, particularly the natural and organic food sectors. The Company intends to continue to grow in a naturally progressive manner through internal growth and acquisition focused on the Food Group. These markets present significant opportunities to drive shareholder value in the coming years.

SALES GREW TO $143.1 MILLION – AN INCREASE OF 41% VERSUS 2000

Sales in 2001 increased by 41% to $143.1 million, representing 17 consecutive quarters of record sales growth. These results were led by a 69% increase in sales in the SunRich Food Group to $111.5 million from $69.8 million in 2000. The Food Group now accounts for 77.9% of total consolidated sales, confirming the Company's continued commitment to its food operations which are focused on the fast growing organic and non-genetically modified natural foods markets. In 2001, sales in the Environmental Industrial Group were $31.0 million or 21.7% of total Company revenues. Sales in the Steam Explosion Technology Group were limited to license fees only but are expected to show a significant increase in 2002 as a result of system sales to the Chinese market.

EARNINGS DECLINED ALTHOUGH EBITDA IMPROVED 26% VERSUS 2000

Earnings for 2001 were negatively impacted by a number of factors including a $ 3.0 million pre-tax loss at the Nordic Aseptic operations, weak market and economic conditions that impacted results in the Environmental Industrial Group and the increased costs of operating a growing public organization. In spite of these issues, the Company achieved earnings of $31,000 and a 26% increase in EBITDA to $8.1 million. For 2002, improved earnings will be the primary focus of the Company.

WORKING CAPITAL IMPROVED 951% TO $27.2 MILLION, TOTAL ASSETS INCREASED BY 37% AND SHAREHOLDER'S EQUITY INCREASED 108% TO $69.3 MILLION.

The Company is in the strongest financial position in its history. During 2001, the Company raised over $31.5 million in equity financing, significantly strengthening its working capital and long-term debt positions. Working capital increased to $27.2 million, including a $17.2 million cash position. Long-term debt declined from $31.6 million to $26.5 million, resulting in a long-term debt to equity ratio of 0.38:1. Shareholder's equity rose to $69.3 million or $1.69 per share. The Company intends to leverage this strong financial position to drive both internal growth projects and acquisitions in the future.



"Isoflavones are naturally occurring substances found in soybeans that have been credited with helping prevent prostate cancer in particular."

Dr. Gregory L. Burke, Professor at the Wake Forest University School of Medicine in North Carolina



CAGR – 66%
100
80
60
40
20
0
9.060
10.073
18.098
33.277
69.286
97 98 99 00 01

SHAREHOLDERS' EQUITY
(millions $)



CAGR – 71%
150
120
90
60
30
0
15.024
16.096
35.434
92.866
127.521
97 98 99 00 01

TOTAL ASSETS
(millions $)



CAGR – 27%
2.5
2.0
1.5
1.0
0.5
0
0.63
0.69
1.04
1.45
1.69
97 98 99 00 01

SHAREHOLDERS' EQUITY PER SHARE
($ per share)

CAGR = Compounded Annual Growth Rate


Focused for 2002

the natural choice

OUR FOCUS ON HEALTHY PRODUCTS AND ENVIRONMENTALLY FRIENDLY PROCESSES IS FUNDAMENTAL TO WHAT WE DO. IT GOVERNS HOW WE OPERATE OUR BUSINESS UNITS AND GUIDES OUR ACQUISITION STRATEGY.

In August 1999, the Company made its first investment in the natural and organic food business with the acquisition of Sunrich, Inc. (Sunrich) of Hope, Minnesota. Sunrich is a food ingredient processor and one of the largest merchandisers of identity preserved, non-genetically modified (non-GMO) and organic grains in the United States. Most of the grain is produced within Sunrich's identity preserved grain production program with system controls from the supply of seed through crop production to the receiving of grain from the grower and its subsequent processing. Sunrich supplies identity preserved, organic and non-GMO soybeans to international and domestic customers. Primary customers include US soyfood processors, in particular, US soymilk marketers and Japanese manufacturers of tofu, soymilk, soy sauce and miso.

Sunrich food ingredients include organic corn and oat flours milled for cereal and snack food products at Sunrich's facility in Cresco, Iowa. The Group also produces organic soy and sunflower oils utilized in snack foods and salad dressings as well as organic soy flours, bits and textured soy protein (TSP), essential ingredients utilized in both meat analogues and the rapidly growing energy bar food categories.

The acquisition of Northern Food & Dairy, Inc., which occurred in September 2000, was a logical integration of the soymilk opportunity, now supplying from seed to concentrated soymilk. The full acquisition of Nordic Aseptic, Inc. in August 2000 further added to the integrated model adding aseptic packaging to the product offering, completing quality control from field to table.

A final step was taken in February 2001 when the Food Group acquired Jenkins & Gournoe, Inc., operating as First Light Foods, a business who owned certain soymilk trademarks co-branded with a national specialty food retailer who purchases finished product from First Light Foods under these brand names. The Food Group has assumed production of these products from the original toll processor and now supplies soybeans through to the delivery of the packaged aseptic product.

STAKE'S SOY FOOD SALES ARE DRIVING RAPID GROWTH


200
150
100
50
0
25.0
69.8
111.5
160.0
98 99 00 01 02
PROJ.

FOOD GROUP SALES
(millions $)

☐ *Soy Foods* ☐ *Other Natural Foods*


1,000
750
500
250
0
84
104
124
216
420
(1 billion)
92 94 96 98 00 05
PROJ.

RETAIL U.S. SALES OF SOYMILK
(millions $US)

Source: Arthur D. Little

The benefits of soy are translating into accelerated growth in consumption.

The net result of these investments is an integrated Food Group specializing in identity preserved, non-genetically modified and organic grain products and natural food ingredients, including soybeans, corn, soy ingredients, grain sweeteners, milled flours, meals and oils, soluble dietary fibers, natural food preservatives and the provision of various custom processing services. Food sales have risen from zero in July 1999 to forecasted sales of $160 million in 2002, and during this time the Food Group has become the largest producer of soymilk concentrate in the US.

Over this period the demand for soyfoods and particularly soymilk has grown dramatically, such that soy based products account for 65% of food sales, as illustrated in the chart above.

This growth has been stimulated by the convergence of a number of primary trends:

- The health benefits of soy have become well documented and include reduced risk of heart disease, certain cancer claims, easing the symptoms of early menopause and reducing the onset of osteoporosis. In fact, the Food & Drug Administration (FDA) now permits a "health claim" to be added to soy packaging confirming soy's ability to reduce the risk of heart disease.
- There has been an increased recognition that lactose intolerance affects a very high percentage of the population. Everyone seems to know someone who has had problems with milk digestion. The body's natural tendency to decrease its ability to digest lactose after adolescence leaves many people with a diminished tolerance for milk products containing lactose.

"Studies have shown that soy can shift the type of estrogen in a women's body from the type that predisposes to breast cancer to the type that actually protects against breast cancer."

Dr. Michell Caynor, Medical Director at the Center for Complementary & Integrative Medicine
New York Weill Cornell Medical Centre


WHITE WAVE
Silk

Printed with permission from White Wave, Inc.

> "Organic foods are one of the fastest growing food groups in the United States, with sales estimated to top $10 billion this year."

"Today" food editor Phil Lempert

- The trend to natural and organic foods has been motivated by consumers expressing concern over pesticides, herbicides and artificial fertilizers entering the food chain. North America's organic food consumption has grown in excess of 20% annually for the past several years with 2002 organic food sales estimated to top US$10 billion in the US market.
- Finally, there is great unease over the limited testing of genetically modified foods and the rise of animal diseases and their effect on human health.

These trends carry into all of the Food Group's soy products, resulting in increasing demand for organic soymilk and soymilk concentrate, organic soy oil, exciting new edamame vegetable products (green soybeans), soy powders, new soy flours for baking and crushed soy nuts for toppings and snacks, which will be added this year.

All of these developments point to a continued healthy growth for the Food Group's organic, identity preserved and non-GMO functional food businesses.

In September 2001, the Food Group opened its second soymilk plant in Afton, Wyoming and intends to add further strategically located manufacturing locations as demand increases, providing high quality products at competitive prices.

Consumers are expressing a desire to consume healthier foods that allow them to manage their wellness. This is a rapid growing segment of the North American food market with US functional food sales topping US$17 billion in

2001. Food manufacturer's interest in developing foods that deliver additional benefits of health maintenance and wellness to consumers, coupled with great taste and convenience, has allowed the Food Group to utilize its technical processing expertise in the production of natural food ingredients. The Food Group produces a variety of functional food ingredients and nutraceutical products for this rapidly growing market including:

- Natural preservatives produced at the Company's new facility in Fosston, Minnesota, which started up in late 2000. These goods extend the life of bakery and dairy products without the addition of chemicals.
- Soluble dietary fibers that naturally increase the fiber content of daily diets and act as a gentle laxative. These products were recently launched in the "over the counter" market by a multi-national food and pharmaceutical company and production needs are accelerating rapidly.
- High beta glucan oat powder that can function as a fat replacer for food items in addition to delivering the health benefits of oat fiber to food products.
- *Maisweet* from organic corn, *Arrosweet* from natural organic rice and *Oatsweet* from organic oats, all organic grain based sweeteners and maltodextrins. Food manufacturers are requesting high quality functional organic ingredients to meet the growing demand for organic foods. Grain sweeteners and maltodextrins produced with the Food Group's technical processing capabilities are functional food ingredients developed to satisfy that need.

In the coming year, the Food Group intends to invest in additional equipment to expand production of organic rice syrups for the soymilk business, many of which are currently outsourced.

2001 proved to be a difficult start-up for Nordic Aseptic. Additional equipment has been installed to produce a half gallon product, four Tetra Pak lines have been installed and commissioned producing quarts with flip tops or screw tops and a wedge pack, warehousing has been established for in excess of 450,000 cases, offices constructed, an experienced management team hired and a work force trained. In March 2002, the Company brought the plant into full production with Nordic expected to achieve its first profit in the second quarter of the year. Sales volumes have increased dramatically and the major packaging contract is now in force.

Growth in the soymilk market, which hesitated after September 11th, is now back on track, particularly in the refrigerated category. The Food Group is well positioned to participate in this growth market.

In March 2002, the Company announced that it has launched a new Division, Sunrich Valley, which has entered the Canadian organic milk market with a broad range of organic milk and butter products to be marketed under the brand "mū". This Group is led by a strong team with extensive experience in the organic dairy market. The organic food business has been growing at an annual rate of 20% and while sales of conventional dairy products are flat, the organic milk market is expected to double over the next four years in Canada. The Company intends to introduce other organic products including cheeses and cultured products over the next two years.

> "A study released this year (2001) in the American Journal of Clinical Nutrition showed that plant sterols, like those found in soy, help reduce LDL cholesterol levels. LDL cholesterol is associated with a marked increase in the risk for coronary heart disease, which is the number one cause of death in the USA."

"Soymilk Trends"


Stake is North America's
dominant soymilk producer

the solid performer

THE COMPANY MAINTAINED A FOCUSED GROWTH STRATEGY AIMED AT EXPANDING EXISTING OPERATIONS AND MAKING RELATED ACQUISITIONS.

The Environmental Industrial Group realized sales of $31 million in 2001, marginally ahead of the previous year. The Group dropped a number of low margin products and there was a general slowing of the economy which was further exaggerated by the tragic events of September 11th, halting all abrasive sales to the bridge market in New York. At the time the Group was shipping up to 1,000 tons of abrasives per week into the New York market. These contracts are expected to start up again in the spring of 2002 and there remain a large number of bridges that require cleaning and painting throughout Canada and the United States.

All ships and offshore drilling rigs operating in salt-water environments require blast cleaning and repainting every three to five years, and when operating in higher saline waters, such as the Middle East, may have to be serviced even more often. It normally takes over two years of continual work to clean and paint a large vessel such as an aircraft carrier, using up to $1 million of abrasives.

With the acquisition of the business and certain assets of Virginia Materials & Supplies, Inc. in October of 2001, the Environmental Industrial Group now encompasses much of the east coast with production facilities in Louisiana, Virginia, Maryland, New York, Ontario and



Barshot was used in the repair of the USS Cole.

Quebec, allowing for economic supply and timely delivery of the Group's products. The Group's patented, or sole source abrasives, are free of silica, which is increasingly being considered a health hazard. *Barshot*, the Group's patented specular hematite product, is growing in acceptance as a preferred abrasive, which is clean, efficient and recyclable. The Group also supplies coal and copper slag abrasives and garnet abrasives sourced from China and India for high end applications.

As part of the Virginia Materials acquisition, the Group also acquired 51% of International Materials and Supplies Inc. based in upstate New York, which recovers industrial garnets from a waste mining stream. These garnets are primarily used in municipal water projects, often together with filtration sands sourced from the Group's Temisca operation and sold through their national sales force.

In 2001, the Group also expanded its distribution network for high value garnets, sold under the brand name *Galaxy Garnet*, to the water jet metal cutting market. Sales are growing in this market at 30% per annum. The Group holds exclusive marketing rights within North America for this high quality product.

Sales of the Group's zircon and chromite sands remained strong throughout the year. With an expanded sales effort through the national sales team, Temisca operations achieved a profit in the first full year of acquisition. This operation supplies the majority of bunker sands for golf courses in eastern Canada, cement sands for retail blends such as post hole cement and certain other industrial applications.

Significant improvements were made to the Group's coated sand operation in Hamilton, such that the plant can now produce greater volume on one shift than it did previously on two shifts, with improved quality.

With lower tipping fees at land fills the Group's recycling business declined in 2001, however, several new specialty opportunities have been developed for 2002, which look very promising.

The outlook for 2002 is for a sales increase of 30% to $42 million, much of which comes from the October 2001 acquisitions. Cash flow and earnings are forecast at record levels and the Environmental Industrial Group continues to be well managed, achieving an excellent return.

the steam technology

THE COMPANY'S MARKET FOCUS ON CHINA THROUGHOUT THE YEAR LED TO THE FIRST SALE IN THE SPRING OF 2002.

The Company's proprietary Steam Explosion Technology involves subjecting fibrous materials to high pressures under carefully controlled conditions of time and temperature. The Company has developed and patented specialized equipment capable of operating at the high steam pressure that makes the process work.

The StakeTech System is particularly effective at producing pulp for paper from straw and other non-wood fibers. It presents several advantages to the industry over established processes:

- Chemical requirements are reduced or eliminated
- Yield of pulp from each ton of material is increased
- Process is economic at small scale

China was identified as a major market for Steam Explosion Technology as China has approximately 80% of the world's non-wood pulp capacity. The existing mills are chemical based and highly polluting. For environmental reasons, the government of China initiated a program to close many of these mills. This has created a lack of local supply of pulp at a time when pulp consumption is increasing due to the growth in the Chinese economy. This has created a significant demand for a cleaner pulping technology and Steam Explosion Technology is uniquely positioned to meet this demand.

In 1999, the Company signed an exclusive marketing license with Pacitec Inc. of Texas for Steam Explosion Technology pulping of non-wood fibers in China. Since that time, the Company has worked closely with Pacitec to develop several opportunities.

These joint marketing efforts led to the signing of the first contract in China in early April 2002. This contract will come into force when the Company receives the down payment expected in May 2002.


35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
China begins shutdown of polluting mills.
1980
1985
1990
1995
2000
2010 PROJ.

NON-WOODY PULP CONSUMPTION
(tons)

Sources: 1) 1985-2000 data from FAO 2) 2010 Forecast from Jaakko Poyry

LEGEND

- North America
- Western Europe
- Eastern Europe
- China
- Rest of Asia
- Latin America
- Africa

corporate information

OFFICERS AND SENIOR MANAGEMENT

Jeremy N. Kendall (*)
Chairman and Chief Executive Officer

John D. Taylor (*)
President and Chief Operating Officer

Steven R. Bromley
Vice President, Finance and Chief Financial Officer

John H. Dietrich
Vice President, Treasurer

Cyril A. Ing (*)(2)
Corporate Secretary

Allan Routh (*)
President, SunRich Food Group

Dennis W. Anderson (*)
Executive Vice President of Operations, SunRich Food Group

David Kruse
Vice President and Chief Operating Officer, Environmental Industrial Group

DIRECTORS

Joe Riz (1) (2)
Managing Director – Tricapital Management Limited

Phillip D. E. Bergqvist (2)
Past Chairman – Eucalyptus Pulp Mills PLC

Michael M. Boyd (1)
Investment Manager – Junior Industrial Finance Corp.

James K. Rifenbergh
Chairman Emeritus – Brown Printing Company

Larry (Andy) Anderson (*)
Consultant – SunRich Food Group

Katrina Houde (1)
Independent Consultant

Camillo Lisio (2)
Independent Consultant

Stephen R. Bronfman
Chairman – Claridge SRB Investments Inc.

Robert Fetherstonhaugh (2)
President – Claridge SRB Investments Inc.

(*) Directors

(1) Members of Audit Committee

(2) Members of Corporate Governance and Compensation Committee

OFFICES

Corporate Head Office, Sunrich Valley and Steam Explosion Technology Group
2838 Highway 7
Norval, Ontario, Canada L0P 1K0
ph: (905) 455 1990
fx: (905) 455 2529
email: info@staketech.com
www.staketech.com

SunRich Food Group, Inc.
3824 – 93rd Street S.W.
Hope, Minnesota, USA 56046-0128
ph: (507) 451 3316
fx: (507) 451 2910
email: info@sunrich.com
www.sunrich.com

Environmental Industrial Group
407 Parkside Drive
Waterdown, Ontario, Canada L0R 2H0
ph: (905) 689 6661
fx: (905) 689 0485
email: info@bei.ca
www.bei.ca

TRANSFER AGENT

Equity Transfer Services
Suite 420 – 120 Adelaide Street West
Toronto, Ontario, Canada M5H 4C3
ph: (416) 361 0152

American Stock Transfer Co.
40 Wall Street, 46th Floor
New York, NY, USA 10005
ph: 1 (800) 937 5449

CORPORATE LEGAL COUNSEL

Dunnington, Bartholow & Miller LLP
New York, NY, USA

Mann & Gahtan LLP
Toronto, Ontario, Canada

AUDITORS

PricewaterhouseCoopers LLP
Mississauga, Ontario, Canada

SHAREHOLDER COMMUNICATIONS

Copies of Stake's Annual Report, Form 10-K (Annual Information Form) and other Regulatory filings are available on the Company website www.staketech.com. Additional financial information has been filed electronically with various securities commissions in Canada through SEDAR (www.sedar.com) and in the USA through EDGAR (www.edgar.com). Paper copies are available without charge.

Please contact:
Susan Wiekenkamp, *Information Officer*
Stake Technology Ltd.
2838 Highway 7
Norval, Ontario, Canada L0P 1K0
ph: (905) 455 2528 ext. 101
fx: (905) 455 2529
email: swiekenkamp@staketech.com

The Equity Group Inc.
Stephanie Horton / Linda Latman
800 Third Avenue, 36th Floor
New York, NY, USA 10022
ph: (212) 836 9611
fx: (212) 421 1278
email: skhorton@equityny.com
llatman@equityny.com

ANNUAL AND SPECIAL MEETING

Tuesday, June 18, 2002 at 4:00 p.m.
Le Royal Meridien King Edward Hotel
Kensington Room
Toronto, Ontario, Canada

Listed on Nasdaq as STKL and TSX as SOY

Except for the historical information herein, the matters discussed in this Annual Report include forward looking statements that may involve a number of risks and uncertainties. Future results may vary significantly based on a number of factors, including, but not limited to, risks in market acceptance of new products or technology, continuing product demand, the impact of competitive products and pricing, changing economic condition, and other risk factors detailed in the Company's December 31, 2001 10-K and other filings with the Securities and Exchange Commission.

Printed in Canada • Designed & Produced by Stratagem Marketing & Design • www.stratagem.on.ca www.staketech.com

Stake Technology Ltd.

2838 Highway 7, Norval, Ontario, Canada L0P 1K0
ph: (905) 455 1990 / fx: (905) 455 2529 / email: info@staketech.com
Nasdaq Listed – STKL / TSX Listed – SOY

naturally progressive

Stake Technology Ltd. FINANCIAL STATEMENTS 2001

Management's Responsibility for Reporting

The accompanying consolidated financial statements of Stake Technology Ltd. and all the information in the annual report are the responsibility of management, and have been approved by the Board of Directors.

The financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles. When alternate accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Reconciliation of these policies to U.S. accounting policies are described in note 16 to the consolidated financial statements. Management has prepared the financial information presented in this annual report and has ensured that it is consistent with that presented in the financial statements.

Stake Technology Ltd. maintains systems of internal accounting and administrative controls consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and all members are independent directors. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers the engagement or re-appointment of the external auditors for review by the Board and approval by the shareholders.

The financial statements have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with generally accepted auditing standards in Canada and the United States of America on behalf of the shareholders. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

Steven R. Bromley
Vice President, Finance and Chief Financial Officer

Auditors' Report

To the Shareholders of

Stake Technology Ltd.

We have audited the consolidated balance sheets of **Stake Technology Ltd.** as at December 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

March 18, 2002

Consolidated Balance Sheets

As at December 31, 2001 and 2000	2001	2000
(Expressed in Canadian dollars)	$	$
ASSETS *(note 7)*		
Current assets		
Cash and cash equivalents	5,358,000	1,013,000
Restricted cash *(notes 7 and 9)*	1,827,000	–
Marketable securities	10,045,000	–
Accounts receivable – trade	13,343,000	13,111,000
Current portion of note receivable *(note 3)*	2,001,000	2,150,000
Inventories *(note 4)*	22,014,000	15,290,000
Other receivables and prepaid expenses	2,004,000	1,281,000
Future income taxes *(note 10)*	1,057,000	954,000
	57,649,000	33,799,000
Note receivable *(note 3)*	1,667,000	3,036,000
Property, plant and equipment *(note 5)*	49,191,000	43,158,000
Investments *(note 6)*	583,000	442,000
Goodwill		
– at cost, less accumulated amortization of $1,569,000 (2000 – $925,000)	13,602,000	11,231,000
Pre-operating costs		
– at cost, less accumulated amortization of $256,000 (2000 – $nil)	563,000	768,000
Patents, trademarks, licences and other assets		
– at cost, less accumulated amortization of $388,000 (2000 – $1,034,000)	4,266,000	432,000
	127,521,000	92,866,000
LIABILITIES		
Current liabilities		
Bank indebtedness *(note 7)*	1,921,000	3,405,000
Accounts payable and accrued liabilities	20,437,000	19,359,000
Customer deposits	2,213,000	1,262,000
Current portion of long-term debt *(note 7)*	4,195,000	6,799,000
Current portion of deferred purchase consideration *(note 2)*	1,242,000	–
Current portion of Preference Shares of subsidiary companies *(note 8)*	458,000	387,000
	30,466,000	31,212,000
Long-term debt *(note 7)*	22,322,000	24,756,000
Other long-term payable *(note 3)*	1,926,000	1,651,000
Deferred purchase consideration *(note 2)*	415,000	–
Future income taxes *(note 10)*	2,901,000	1,508,000
Preference shares of subsidiary companies *(note 8)*	205,000	462,000
	58,235,000	59,589,000
SHAREHOLDERS' EQUITY		
Capital stock *(note 9)*	57,142,000	22,710,000
Contributed surplus	4,635,000	4,635,000
Retained earnings *(note 9)*	5,900,000	5,869,000
Currency translation adjustment	1,609,000	63,000
	69,286,000	33,277,000
	127,521,000	92,866,000

Commitments and contingencies *(notes 7 and 12)*

(See accompanying notes to consolidated financial statements)

Approved by the Board of Directors

Jeremy N. Kendall
Director

John D. Taylor
Director

For the years ended December 31, 2001, 2000 and 1999	2001	2000	1999
(Expressed in Canadian dollars)	**$**	$	$
Revenues	**143,069,000**	101,653,000	47,304,000
Cost of sales	**123,363,000**	87,046,000	40,127,000
Gross profit	**19,706,000**	14,607,000	7,177,000
Expenses			
Research and development	**757,000**	200,000	367,000
Selling, general and administration	**16,990,000**	11,094,000	5,136,000
	17,747,000	11,294,000	5,503,000
Earnings before the following	**1,959,000**	3,313,000	1,674,000
Interest on long-term debt	**(2,106,000)**	(1,455,000)	(308,000)
Other interest	**(673,000)**	(72,000)	(53,000)
Interest and other income	**846,000**	402,000	181,000
Financing charges *(note 7)*	**(294,000)**	–	–
Foreign exchange gain (loss)	**565,000**	71,000	(76,000)
Gain on redemption of Preference Shares *(note 8)*	**24,000**	175,000	–
Share of losses of equity accounted investee *(note 6)*	**(42,000)**	(48,000)	(321,000)
Gain on dilution of investment interests in equity accounted investee *(note 6)*	**–**	140,000	–
Dividend on Preference Shares of subsidiary company *(note 8)*	**(15,000)**	(20,000)	(25,000)
Earnings before income taxes	**264,000**	2,506,000	1,072,000
Recovery of (provision for) income taxes *(note 10)*			
Current	**(459,000)**	(528,000)	(3,000)
Future	**226,000**	1,396,000	455,000
	(233,000)	868,000	452,000
Net earnings for the year	**31,000**	3,374,000	1,524,000
Earnings per share *(note 13)*			
Basic	**0.00**	0.15	0.09
Diluted	**0.00**	0.14	0.09

(See accompanying notes to consolidated financial statements)

Consolidated Statements of Retained Earnings

For the years ended December 31, 2001, 2000 and 1999	2001	2000	1999
(Expressed in Canadian dollars)	**$**	$	$
Retained earnings – Beginning of year	**5,869,000**	2,495,000	971,000
Net earnings for the year	**31,000**	3,374,000	1,524,000
Retained earnings – End of year	**5,900,000**	5,869,000	2,495,000

(See accompanying notes to consolidated financial statements)

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2000 and 1999	2001	2000	1999
(Expressed in Canadian dollars)	**$**	$	$
Cash provided by (used in)			
Operating activities			
Net earnings for the year	**31,000**	3,374,000	1,524,000
Items not affecting cash			
Amortization	**5,903,000**	2,788,000	1,070,000
Share of losses of investee	**42,000**	48,000	321,000
Gain on redemption of Preference Shares	**(24,000)**	(175,000)	–
Gain on dilution of interest in investee	**–**	(140,000)	–
Gain on sale of property, plant and equipment	**(81,000)**	(19,000)	(5,000)
Imputed interest - net	**(239,000)**	(59,000)	31,000
Future income taxes	**(226,000)**	(1,396,000)	(455,000)
	5,406,000	4,421,000	2,486,000
Change in non-cash working capital balances related to operations			
Accounts receivable – trade	**502,000**	1,813,000	3,110,000
Inventories	**(5,389,000)**	(2,399,000)	(2,922,000)
Other receivables and prepaid expenses	**(643,000)**	(470,000)	338,000
Accounts payable and accrued liabilities	**(215,000)**	(2,894,000)	336,000
Customer deposits	**849,000**	(416,000)	1,656,000
	510,000	55,000	5,004,000
Investing activities			
Marketable securities	**(10,045,000)**	–	–
Acquisitions of companies – net of cash acquired	**(3,460,000)**	(5,359,000)	(24,000)
Acquisition of patents, trademarks, licences and other assets	**(16,000)**	(81,000)	(87,000)
Acquisition of property, plant and equipment	**(6,223,000)**	(5,353,000)	(1,138,000)
Proceeds on sale of property, plant and equipment	**171,000**	207,000	13,000
Increase in investments	**(183,000)**	(9,000)	(37,000)
Proceeds from note receivable	**2,219,000**	543,000	–
Pre-operating costs	**(51,000)**	(768,000)	–
	(17,588,000)	(10,820,000)	(1,273,000)
Financing activities			
Purchase and redemption of Preference Shares of subsidiary companies	**(186,000)**	(275,000)	(170,000)
Restricted cash	**(1,827,000)**	400,000	–
Increase (decrease) in bank indebtedness	**(1,625,000)**	1,980,000	–
Repayment of long-term debt and deferred purchase consideration	**(9,856,000)**	(11,364,000)	(3,680,000)
Issuance of long-term debt and notes payable	**1,660,000**	17,564,000	2,133,000
Issuance of common shares	**33,151,000**	965,000	295,000
	21,317,000	9,270,000	(1,422,000)
Foreign exchange gain (loss) on cash held in a foreign currency	**106,000**	44,000	(26,000)
Increase (decrease) in cash during the year	**4,345,000**	(1,451,000)	2,283,000
Cash and cash equivalents – Beginning of year	**1,013,000**	2,464,000	181,000
Cash and cash equivalents – End of year	**5,358,000**	1,013,000	2,464,000
Supplemental cash flow information			
Interest paid	**2,850,000**	1,355,000	298,000
Income taxes paid	**645,000**	445,000	3,000

(See accompanying notes to consolidated financial statements)

(Expressed in Canadian dollars)

1 DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Stake Technology Ltd. (the Company) was incorporated under the laws of Canada on November 13, 1973 and operates in three principal businesses. The SunRich Food Group manufactures and sells agricultural products with a focus on soy, soymilk and other food products. The Environmental Industrial Group processes and sells abrasives and industrial materials and recycles inorganic materials. The Company also operates a division developing and commercializing a proprietary steam explosion technology for processing of biomass into higher value products. The Company's assets, operations and employees at December 31, 2001 are located in the United States and Canada.

These financial statements are prepared in accordance with accounting principles generally accepted in Canada. The significant policies are outlined below.

Differences arising from the application of accounting principles generally accepted in the United States are described in note 16.

Basis of presentation
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned, with the exception of International Materials and Supplies, Inc., which the Company owns 51% of the outstanding common shares. All significant intercompany accounts and transactions have been eliminated on consolidation.

Cash and cash equivalents
Cash and cash equivalents consist of unrestricted cash and short-term deposits with maturity at acquisition of less than 90 days.

Marketable securities
Marketable securities consist of portfolio investments in other companies and are valued at market.

Inventories
Raw materials, finished goods and merchandise inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis.

Inventories of grain are valued at market. Changes in market value are included in cost of sales. The SunRich Food Group generally follows a policy of hedging its grain transactions to protect gains and minimize losses due to market fluctuations. Futures, purchase and sales contracts are adjusted to market price and gains and losses from such transactions are included in cost of sales. The Company has a risk of loss from hedge activity if the grower does not deliver the grain as scheduled.

Investments
Investments in companies over which the Company exercises significant influence are accounted for by the equity method whereby the Company includes its proportionate share of earnings and losses of such companies in earnings.

Property, plant and equipment
Property, plant and equipment are stated at cost, less accumulated amortization.

Amortization is provided on property, plant and equipment on the diminishing balance method or, in the case of certain U.S.-based subsidiaries, straight-line method at rates based on the estimated useful lives of the assets as follows: 10% to 33% for office furniture and equipment, machinery and equipment and vehicles and 4% to 8% for buildings. Amortization is calculated from the time the asset is put into use.

Pre-operating costs
Net costs incurred in the pre-operating stage of start-up businesses are deferred until the business reaches commercial operation or the passage of a certain period of time as predetermined by management. During 2001, the Company initiated the start-up of an organic dairy business based in Canada. Certain pre-operating costs of $51,000 have been deferred. Amortization of these costs will commence no later than June 30, 2002 on a straight-line basis to the end of December 31, 2003.

During 2000, the Company acquired Nordic Aseptic, Inc. (Nordic), which was considered a start-up business from the date of acquisition to December 31, 2000. Certain operating costs, net of income earned during the pre-operating period totaling $768,000 were deferred. Amortization of these net costs commenced January 1, 2001 and is being amortized on a straight-line basis over three years.

Patents, trademarks, licences and other assets
Costs of acquiring or registering patents, trademarks and licences are capitalized and amortized on a straight-line basis over their expected lives of 10 to 20 years. Costs of renewing patents and trademarks are expensed as incurred.

Costs incurred in connection with obtaining long-term financing are deferred and amortized over the term of the related financing agreement.

Goodwill
Goodwill represents the excess of the cost of subsidiaries and businesses over the assigned value of net assets acquired. Goodwill is amortized on a straight-line basis over its estimated life of 20 years. The Company reviews the recoverability of goodwill whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis.

The net carrying amount of goodwill deductible for tax purposes totalled $2,412,000 for 2001 (2000 – $533,000).

Revenue recognition

i) *SunRich Food Group*
Grain sales are recorded at the time of shipment. Revenues from custom drying services are recorded upon provision of services and on completion of quality testing. All other SunRich Food Group revenue is recognized upon the sale and shipment of a product or the providing of a service to a customer.

ii) *Environmental Industrial Group*
Revenue from the sale of industrial minerals is recognized upon the sale and shipment or the disposal of non-hazardous material received.

iii) *Steam Explosion Technology*
The percentage of completion method is used to account for significant contracts in progress when related costs can be reasonably estimated. The Company uses costs incurred to date as a percentage of total expected costs to measure the extent of progress towards completion.

Revenue from consulting and contract research is recognized when the service is completed.

Licence fees related to sales of the Company's technologies are recorded as revenue when earned and collection is reasonably assured.

Foreign currency translation
The SunRich Food Group and Virginia Materials, Inc. are self-sustaining foreign operations. The assets and liabilities of the self-sustaining foreign operations are translated at exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at average exchange rates prevailing during the year. Resulting unrealized gains or losses are accumulated and reported as currency translation adjustment in shareholders' equity.

Other revenues and expenses arising from foreign currency transactions are translated into Canadian dollars using the exchange rate in effect at the transaction date. Monetary assets and liabilities are translated using the rate in effect at the balance sheet dates. Related exchange gains and losses are included in the determination of earnings.

Customer deposits
Customer deposits principally include prepayments by the SunRich Food Group's customers for merchandise inventory to be purchased during the spring planting season.

Income taxes
The Company follows the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carry-forwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Future income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

Derivative instruments
The SunRich Food Group enters into exchange-traded commodity futures and options contracts to hedge its exposure to price fluctuations on grain transactions to the extent considered practicable for minimizing risk from market price fluctuations. Futures contracts used for hedging purposes are purchased and sold through regulated commodity exchanges. Inventories, however, may not be completely hedged, due in part to the Company's assessment of its exposure from expected price fluctuations. Exchange purchase and sales contracts may expose the Company to risk in the event that a counterparty to a transaction is unable to fulfill its contractual obligation. The Company manages its risk by entering into purchase contracts with pre-approved producers. The Company has a risk of loss from hedge activity if a grower does not deliver the grain as scheduled. Sales contracts are entered into with organizations of acceptable creditworthiness, as internally evaluated. All futures transactions are marked to market. Gains and losses on futures transactions related to grain inventories are included in cost of goods sold.

Earnings per share
Effective January 1, 2001, the Company adopted the new recommendations of the CICA Handbook Section 3500, Earnings per Share. Basic earnings per share are computed by dividing the income available for common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed using the treasury stock method whereby the weighted average number of common shares used in the basic earnings per share calculation is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Use of estimates
The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2 ACQUISITIONS OF BUSINESSES

During 2001, the Company acquired three businesses (2000 – four businesses). The acquisitions have been accounted for using the purchase method, and accordingly, the consolidated financial statements include the results of operations of the acquired businesses from the date of the acquisitions. The purchase price has been allocated to the assets acquired and the liabilities assumed based on management's best estimate of fair values.

(Expressed in Canadian dollars)

2001

On February 1, 2001, the Company acquired 100% of the common shares of Jenkins and Gournoe, Inc., which operated under the name of First Light Foods. Consideration consisted of the issuance of 833,333 common shares, $557,000 (US$365,000) in cash, a $1,049,000 (US$700,000) note payable that is repayable quarterly over two years by payments of US$87,500, plus interest at 8.5% and 35,000 warrants exercisable at US$1.70 for five years to February 2006. In addition, contingent consideration may be payable on this acquisition; (a) if certain predetermined profit targets are achieved by the acquired business, up to an additional 140,000 warrants may be issued in 2002 through to 2005, and (b) a percentage of gross profits in excess of US$1,100,000 per annum from 2001 to 2005 will be paid to the vendors of First Light Foods. Contingent consideration will increase the amount allocated to trademarks. No contingent consideration was paid in 2001.

First Light Foods owns several trademarked brands that are marketed as the private label brands of a major California food chain. The acquisition of First Light Foods complements the SunRich Food Group's strategy of becoming a vertically integrated group from seed to merchandisable products of soymilk.

On October 31, 2001, the Company's wholly owned subsidiary, Virginia Materials, Inc. (Virginia Materials), acquired certain assets of Virginia Materials and Supplies, Inc. as well as 51% of the outstanding common shares of International Materials and Supplies, Inc. (International Materials) for cash consideration (including acquisition costs) of $2,777,000 (US$1,751,000), deferred purchase consideration of $1,824,000 (US$1,150,000) and contingent consideration.

The deferred purchase consideration will be paid on the purchase of the vendor's inventory. During the period from November 1, 2001 to December 31, 2001, $174,000 (US$110,000) of the deferred purchase consideration has been paid. Management anticipates paying an additional $1,242,000 of the deferred purchase consideration during fiscal 2002 based on expected purchase requirements.

In addition, the Company will pay 50% of the profits earned for a two-year period from the date of the acquisition. This contingent consideration will be recorded as an increase to goodwill when the amount of the contingency is determinable. During the period from November 1, 2001 to December 31, 2001, the Company paid $141,000 (US$89,000) in respect of the contingent consideration.

Virginia Materials is a supplier of abrasives to the shipbuilding and bridge repair industry. International Materials produces industrial garnets as a by-product from a mining operation and processes these garnets for sale to the water filtration, water jet cutting and abrasives markets.

The net assets acquired and the consideration given is summarized below:

	First Light Foods $	Virginia Materials/ International Materials $	Total $
Net assets acquired			
Cash	–	15,000	15,000
Non-cash working capital	–	544,000	544,000
Property, plant and equipment	–	2,293,000	2,293,000
Other long-term assets	–	70,000	70,000
Trademarks	3,999,000	–	3,999,000
Goodwill	–	2,488,000	2,488,000
Long-term debt	–	(539,000)	(539,000)
Net future income tax liability	(1,112,000)	(129,000)	(1,241,000)
	2,887,000	4,742,000	7,629,000
Consideration given			
Common shares	1,268,000	–	1,268,000
Warrants	13,000	–	13,000
Note payable	1,049,000	–	1,049,000
Deferred purchase consideration	–	1,824,000	1,824,000
Contingent consideration paid	–	141,000	141,000
Cash	557,000	2,777,000	3,334,000
	2,887,000	4,742,000	7,629,000

2000

On February 29, 2000, the Company acquired 100% of the outstanding shares of George F. Pettinos (Canada) Limited (PECAL), from U.S. Silica Company, for cash consideration of $4,682,000. In certain markets, PECAL was a competitor of the Environmental Industrial Group and at the acquisition date, management intended to amalgamate the operations of PECAL with those of the Environmental Industrial Group. Accordingly, included in the purchase price allocation was a restructuring reserve of $245,000. The restructuring reserve consisted primarily of severance costs related to the closing of PECAL's administration offices. The restructuring plan was completed by December 31, 2000.

On September 15, 2000, the Company acquired 100% of the outstanding common shares of Northern Food and Dairy, Inc. (Northern) for total consideration of $11,190,000. The consideration paid consisted of the issuance of 7,000,000 common shares, 500,000 common share warrants exercisable for US$1.50 for five years and cash consideration of $608,000. Northern is a U.S. based manufacturer and supplier of soymilk and other natural food products and ingredients.

(Expressed in Canadian dollars)

In April 2000, the Company and Northern created a corporate joint venture (Nordic) to operate an aseptic packaging plant owned by Hoffman Aseptic Inc. (Hoffman). The plant packages aseptic soymilk. Nordic assumed management control of the plant on April 19, 2000 and on August 15, 2000, Nordic acquired the assets of Hoffman by the assumption of certain debts and the payment of cash consideration of $380,000. For the period of April 19, 2000 to September 15, 2000, Nordic was a 50% owned corporate joint venture and, therefore, the results for this period were proportionately consolidated. Upon the acquisition of Northern on September 15, 2000, the Company acquired the remaining 50% interest in Nordic. Accordingly, the results of Nordic have been fully consolidated effective September 15, 2000.

On October 31, 2000, the Company acquired 100% of the outstanding shares of Temisca Inc. (Temisca) for cash consideration of $926,000 and the issuance of a note payable of $750,000. The note payable bears interest at 5% and is repayable in annual installments of $150,000. Temisca is a producer of specialty sands and has mineral licences on 16 properties in Quebec.

The net assets acquired and consideration given is summarized below:

	PECAL $	Northern $	Nordic $	Temisca $	Total $
Net assets acquired					
Cash	162,000	1,030,000	–	45,000	1,237,000
Non-cash working capital	1,447,000	(1,313,000)	(267,000)	790,000	657,000
Long-term note receivable	–	5,534,000	–	–	5,534,000
Property, plant and equipment	2,235,000	21,480,000	3,198,000	2,084,000	28,997,000
Other long-term assets	–	91,000	43,000	–	134,000
Goodwill	1,103,000	6,341,000	157,000	–	7,601,000
Bank indebtedness	–	(1,410,000)	–	(400,000)	(1,810,000)
Long-term debt	(46,000)	(15,912,000)	(2,751,000)	(1,340,000)	(20,049,000)
Other long-term payable	–	(1,587,000)	–	–	(1,587,000)
Redeemable Preference Shares	–	–	–	(427,000)	(427,000)
Net future income tax asset (liability)	(219,000)	(3,064,000)	–	924,000	(2,359,000)
	4,682,000	11,190,000	380,000	1,676,000	17,928,000
Consideration given					
Common shares	–	10,552,000	–	–	10,552,000
Warrants	–	30,000	–	–	30,000
Note payable	–	–	–	750,000	750,000
Cash	4,682,000	608,000	380,000	926,000	6,596,000
	4,682,000	11,190,000	380,000	1,676,000	17,928,000

The following amounts are included in the financial statements and represent the Company's proportionate share of earnings of Nordic for the period from April 19, 2000 to September 15, 2000:

	$
Sales	–
Net loss for the period	(192,080)
Cash used in operations	(1,754,000)
Cash used in investing activities	(1,534,000)
Cash provided from financing activities	3,425,000

3 NOTE RECEIVABLE/OTHER LONG TERM PAYABLE

a) Prior to the Company's acquisition of Northern on September 15, 2000 (note 2), Northern signed an agreement with a major European based customer to supply a natural food product. This required Northern to expand its food processing plant to the customer's specifications. In accordance with the terms of the agreement, the customer is required to pay Northern 36 monthly instalments of US$119,000 commencing October 2000. The agreement also requires Northern to provide the customer with a product rebate beginning three years after production at the new plant commences until US$1,720,000 is repaid.

Upon acquisition of Northern on September 15, 2000, the Company assigned fair values of $5,534,000 to the note receivable and $1,587,000 to the product rebate payable based on the cash flows associated with these financial instruments discounted at a rate of 9.5%.

During 2001, Northern received payments of $2,219,000 (2000 – $543,000) and recorded imputed interest income of $431,000 (2000 – $131,000) on the note receivable. Imputed interest expense of $169,000 (2000 – $47,000) was recorded on product rebate payable.

b) The fair values of the note receivable and product rebate payable at December 31, 2001 approximate their carrying amounts but could vary with fluctuations in interest rates.

(Expressed in Canadian dollars)

4 INVENTORIES

	2001 $	2000 $
Raw materials	9,598,000	4,991,000
Finished goods and merchandise	10,072,000	7,834,000
Grain	2,344,000	2,465,000
	22,014,000	15,290,000

Grain inventories consist of the following:

	2001 $	2000 $
Company-owned grain	2,131,000	2,208,000
Unrealized gain on		
Sales and purchase contracts	159,000	156,000
Futures contracts	54,000	101,000
	2,344,000	2,465,000

The Company has a commitment to buy grain from growers at set prices and times and also has commitments to sell grain to terminals at set prices and times. To offset the risk of market movement in prices, the Company will buy or sell future positions with commodity brokers. The quantities of commodities related to grain inventory and open contracts at December 31, 2001 are as follows:

	Number of bushels	
	Corn	Soybeans
Company-owned grain	91,344	86,831
Purchase contracts	268,994	74,593
Sales contracts	(122,337)	(388,380)
Futures contracts	(230,000)	220,000
Total net position (short) long	8,001	(6,956)

5 PROPERTY, PLANT AND EQUIPMENT

			2001
	Cost $	Accumulated Amortization $	Net $
Land and buildings	22,636,000	2,739,000	19,897,000
Machinery and equipment	37,757,000	9,761,000	27,996,000
Office furniture and equipment	1,922,000	1,004,000	918,000
Vehicles	869,000	489,000	380,000
	63,184,000	13,993,000	49,191,000

			2000
	Cost $	Accumulated Amortization $	Net $
Land and buildings	20,531,000	2,037,000	18,494,000
Machinery and equipment	29,828,000	5,970,000	23,858,000
Office furniture and equipment	1,083,000	766,000	317,000
Vehicles	848,000	359,000	489,000
	52,290,000	9,132,000	43,158,000

Included in machinery and equipment is equipment under capital lease with a cost of $1,067,000 (2000 – $1,096,000) and net book value of $722,000 (2000 – $773,000).

(Expressed in Canadian dollars)

6 INVESTMENTS

	2001 $	2000 $
Easton Minerals Limited		
32% (2000 – 32%) common share ownership	340,000	382,000
Advances	243,000	60,000
	583,000	442,000

Easton Minerals Limited (Easton) is a small mining exploration company listed on the Canadian Venture Exchange (CDNX). Easton entered into an acquisition agreement with a third party during 2001 and the stock was subsequently halted in June from trading pending CDNX's review of the potential transaction. The common shares of Easton resumed trading on January 28, 2002 upon receipt from CDNX of conditional approval of Easton's acquisition. Easton intends to acquire a company which holds several mineral properties and one oil property in Argentina. Since the resumption of trading, the value of the Company's shareholdings in Easton has ranged from $265,000 to $707,000 based on limited trading volumes and quoted prices. It is unlikely that these values could be realized upon the sale of all or a portion of the Company's holdings in Easton, particularly given the significant number of shares held by the Company.

Easton's acquisition is scheduled to close on or before June 30, 2002. Subsequent to the acquisition, the Company's ownership share in Easton will be reduced to approximately 19%.

The Company believes that the acquisition will be completed as planned. The Company believes that the carrying value of its investment in Easton is fully recoverable and accordingly, no provision has been recorded in these financial statements.

The Company's share of losses in Easton for 2001 amounted to $42,000 (2000 – $48,000; 1999 – $321,000). Easton issued no additional shares in 2001. In 2000, Easton issued 2,533,334 common shares to third parties for cash consideration of $475,000 and a dilution gain on this transaction of $140,000 was recognized on the reduction of the Company's percentage ownership of Easton.

7 LONG-TERM DEBT AND BANK FACILITIES

Long-term debt consists of the following:

	2001 $	2000 $
Sunrich		
Note payable, interest at bank's reference rate (6.75% at December 31, 2001), due in monthly payments of principal and interest of US$3,094 through July 2013, collateralized by property, plant and equipment (a)	418,000	412,000
Note payable, interest at 8.75%, interest only through May 2002 and thereafter due in semi-annual monthly interest and principal payments of US$29,044 through November 2006, collateralized by equipment and intangibles (a)	368,000	398,000
Note payable, interest at 9.375%, interest only through to February 2002 and thereafter, due in semi-annual payments of principal and interest of US$66,000 through February 1, 2016, collateralized by equipment and general intangibles (a)	3,186,000	3,000,000
Note payable, interest at 8.5%, due in quarterly payments of US$87,500 plus interest through January 2003, uncollateralized (a)	697,000	–
Northern		
Note payable, interest at 9.45%, due in monthly payments of US$144,043 through September 2003, collateralized by plant and equipment and assignment of a production contract (a)	4,425,000	6,251,000
Note payable, interest at the 30-day commercial paper rate, plus 3% (5.01% at December 31, 2001), due in monthly payments of US$53,915 through September 2007, collateralized by equipment (a)	4,439,000	4,824,000
Mortgage payable, interest at 10%, due in monthly payments of US$6,000 through October 2008, collateralized by property (a)	564,000	583,000
Mortgage payable, interest at 9.375%, due in monthly payments of US$3,260, balance due August 2005, collateralized by property (a)	474,000	462,000
Note payable, interest at 8%, due in monthly payments of US$2,543 through August 2005, uncollateralized, due to a shareholder (note 11(b)) (a)	154,000	178,000
Carried forward	14,725,000	16,108,000

(Expressed in Canadian dollars)

Long-term debt consists of the following:

	2001 $	2000 $
Brought forward	14,725,000	16,108,000
Nordic		
Bank loan payable, U.S. prime plus 1% (6% at December 31, 2001), due in monthly instalments of principal of US$44,048 plus interest through October 31, 2002, balance due October 31, 2002, collateralized by property, plant, equipment and intangible assets (a) and (e)	3,178,000	5,286,000
Note payable, interest at 6%, interest only through January 31, 2003, uncollateralized, due to a related party (note 11(b)) (a)	1,592,000	–
Stake Corporate		
U.S. dollar term loan of US$1,000,000 repaid during 2001	–	1,500,000
Term loan payable in quarterly instalments of $48,000, beginning January 31, 2001 until January 31, 2003 at which time the remaining balance is repayable in full. Interest payable monthly at the banker's acceptance rate plus 1.88% (4.26% at December 31, 2001) (a)	608,000	800,000
Term loan payable in quarterly instalments of $252,000, beginning January 31, 2001 until January 31, 2003 at which time the remaining balance is repayable in full. Interest payable monthly at the banker's acceptance rate plus 1.88% (4.26% at December 31, 2001) (note 8(a)) (a)	3,192,000	4,200,000
Note payable, required annual payments of $150,000, interest at 5% payable semi-annually, uncollateralized	600,000	750,000
Temisca		
Mortgage payable in 60 monthly blended interest and principal payments of $7,000. Interest accrues at 8%, collateralized by property, plant and equipment (a)	413,000	491,000
Term loan payable in monthly blended interest and principal payments of $11,000. Interest accrues at 7.5%, collateralized by property, plant and equipment (a)	371,000	464,000
International Materials		
U.S. dollar term loan payable in monthly payments of principal and interest of US$5,266 commencing October 31, 2001. Interest accrues at 8% collateralized by property, plant and equipment (a)	401,000	–
U.S. dollar term loan payable in monthly payments of principal and interest of US$1,620 commencing October 31, 2001. Interest accrues at 8%, uncollateralized (a)	124,000	–
Other		
Other with a weighted average interest rate of 9.2%, due in varying instalments through July 2007	781,000	1,097,000
Capital lease obligations due in monthly payments through 2005, with a weighted average interest rate of 8.55%	532,000	859,000
	26,517,000	31,555,000
Less: Current portion	4,195,000	6,799,000
	22,322,000	24,756,000

The loans and capital leases detailed above require payments as follows:

	$
2002	4,195,000
2003	3,197,000
2004	3,340,000
2005	3,593,000
2006	3,751,000
2007 and thereafter	8,441,000
	26,517,000

a) New financing arrangement
On March 15, 2002, the Company entered into a new financing arrangement with a major Canadian bank and its U.S. subsidiary. This financing arrangement includes the following components:

i) US$15,000,000 demand loan with scheduled quarterly payments to amortize the debt over seven years. Interest on the demand loan is payable at the borrower's option at U.S. dollar base rate or U.S. LIBOR plus a premium based on certain financial ratios.

This loan is payable on demand. The lender has advised the Company that it is not their intention to demand repayment of this loan (other than the quarterly scheduled repayments) in the next fiscal year. Accordingly, the amount due in 2002 and classified as current in respect of this loan is $1,750,000 (US$1,100,000). The remaining $21,503,000 has been classified as long-term in the balance sheet.

ii) CAN$4,000,000 line of credit facility
Interest on borrowings under this facility is payable monthly and accrues at the borrower's option based on various reference rates including Canadian or U.S. bank prime, or Canadian bankers' acceptances, plus a margin based on certain financial ratios of the Company.

iii) US$5,000,000 line of credit facility
Interest on borrowings under this facility is payable monthly and accrues at the borrower's option based on various reference rates including U.S. bank prime, or LIBOR, plus a margin based on certain financial ratios of the Company.

Total debt of $24,604,000 outstanding at December 31, 2001 was repaid on March 15, 2002 with the proceeds of the new financing arrangement. Financing charges (loan breakage fees and deferred financing costs) of $294,000 related to the debt outstanding at December 31, 2001, which was extinguished on March 15, 2002, have been expensed in 2001.

The US$15,000,000 demand loan and the Canadian and U.S. line of credit facilities described above are collateralized by a first priority security against all of the Company's assets in both Canada and the United States.

The current and long-term portion of the outstanding debt at December 31, 2001 reflects repayment terms contained in the new financing arrangement.

b) As at March 15, 2002, the Company does not have any line of credit facilities other than those described above and a US$200,000 margin financing facility. The margin financing facility was fully utilized at December 31, 2001.

c) The aggregate value of the debt denominated in U.S. dollars at December 31, 2001 amounted to US$13,265,000 (2000 – US$14,141,000).

d) The fair value of the long-term debt would not be materially different from the carrying amount (as at March 15, 2002 or December 31, 2001). The effective interest rate on long-term debt at December 31, 2001 is 7% (2000 – 9.1%). The effective interest rate on bank indebtedness at December 31, 2001 is 7.6% (2000 – 9.8%).

e) The Company must maintain $420,000 (US$264,000) (2000 – $nil) on deposit with the lender.

8 PREFERENCE SHARES OF SUBSIDIARY COMPANIES

	2001 $	2000 $
300,000 (2000 – 400,000) First Preference Shares (a)	300,000	400,000
315,834 (2000 – 385,834) Second Preference Shares (a)	255,000	301,000
108,792 (2000 – 148,335) H Preference Shares (b)	108,000	148,000
	663,000	849,000
Less: Current portion of Preference Shares	458,000	387,000
	205,000	462,000

a) First and Second Preference Shares
The Company is required to purchase 100,000 First Preference Shares issued by 1108176 Ontario Inc., its subsidiary, per annum at $1 per share plus unpaid dividends thereon calculated at 5% per annum, commencing December 31, 1996, until the term loan payable of $3,192,000 described under Stake Corporate in note 7 is repaid. Thereafter, the Company is required to purchase 200,000 First Preference Shares per annum under the same terms and conditions.

In January 2001, 100,000 First Preference Shares were purchased for $100,000, and a dividend of $20,000 was paid. Payment for a further purchase of 100,000 First Preference Shares and a dividend of $15,000 was delivered in trust to the Company's lawyer in January 2002 pending receipt of the shares purchased.

The Second Preference Shares of the subsidiary company with a stated value of $1 per share are non-dividend bearing and are redeemable monthly at the rate of 5,833 shares ($5,833) per month until fully paid out. The Company is required to fund the redemption. As a result of the fixed repayment requirements, the Second Preference Shares have been discounted at an imputed rate of 8%. During the year, 70,000 (2000 – 70,000) Second Preference Shares were redeemed. Imputed interest on the Second Preference Shares during the year amounted to $23,000 (2000 – $24,000).

(Expressed in Canadian dollars)

The Company is required to purchase all of the outstanding First Preference Shares at $1 per share in the event of a change in the current Chairman of the Company or upon the sale of the Company's division, Barnes Environmental/Pecal.

b) H Preference Shares
The Company is required to redeem the H Preference Shares issued by Temisca, its subsidiary, plus unpaid interest thereon calculated at 3% if certain financial ratios are achieved by Temisca. Upon acquisition of Temisca on October 31, 2000, the Company assigned a fair value of $427,000 to the H Preference Shares based on the Company's anticipated date of redemption at a discount rate of 8%. Subsequent to the acquisition of Temisca, the Company offered to redeem all of the H Preference Shares at prices ranging from $0.33 to $0.66 per share. Holders of 39,543 (2000 – 279,885) H Preference Shares accepted the Company's offer and a gain of $24,000 (2000 – $175,000) was recorded during the year.

c) The fair market values of the First and Second Preference Shares and the H Preference Shares would not be materially different from their carrying amounts and could vary with fluctuations in interest rates.

9 CAPITAL STOCK

a) The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of special shares without par value.

b) The following is a summary of changes in share capital.

	Number	Warrants $	Number	Common shares $	Total $
Balance at December 31, 1998	1,182,500	–	14,779,718	4,467,000	4,467,000
Shares and warrants issued to acquire Sunrich	104,821	55,000	5,471,866	6,346,000	6,401,000
4 for 1 warrant exchange (e)	(849,375)	–	–	–	–
Warrants exercised	(402,204)	(55,000)	402,204	350,000	295,000
Warrants issued	366,804	–	–	–	–
Warrants expired	(71,142)	–	–	–	–
Balance at December 31, 1999	331,404	–	20,653,788	11,163,000	11,163,000
Warrants exercised (e)	(234,959)	–	234,959	529,000	529,000
Warrants expired (e)	(96,445)	–	–	–	–
Options exercised (f)	–	–	298,225	436,000	436,000
Shares and warrants issued to acquire Northern (note 2)	500,000	30,000	7,000,000	10,552,000	10,582,000
Balance at December 31, 2000	500,000	30,000	28,186,972	22,680,000	22,710,000
Shares and warrants issued to acquire First Light Foods (note 2)	35,000	13,000	833,333	1,268,000	1,281,000
Options exercised (f)	–	–	999,425	1,651,000	1,651,000
April 2001 private placement (c)	705,750	808,000	1,411,498	1,843,000	2,651,000
May 2001 private placement (c)	1,200,000	1,214,000	2,400,000	5,515,000	6,729,000
September 2001 private placement (c)	2,250,000	2,628,000	3,000,000	6,213,000	8,841,000
December 2001 private placements (c and d)	–	–	4,250,000	13,279,000	13,279,000
	4,190,750	4,663,000	12,894,256	29,769,000	34,432,000
Balance at December 31, 2001	4,690,750	4,693,000	41,081,228	52,449,000	57,142,000

c) During the year, the Company completed four private placements. The Company issued 11,061,498 common shares and 4,155,750 warrants to acquire 4,155,750 common shares for total proceeds of $31,500,000 net of costs. The following is a summary of the warrants issued:

Expiry date	Exercise price $	Number	$
March 31, 2004	US$1.75	705,750	808,000
March 31, 2004	US$2.40	1,200,000	1,214,000
September 30, 2004	US$2.40	2,250,000	2,628,000
		4,155,750	4,650,000

In addition, pursuant to the private placement agreements, the Company has granted to their agents:

i) Compensation warrant exercisable until June 8, 2003 to purchase 144,000 option units at US$2.00 per unit. If exercised in full, the Company will issue 144,000 common shares and 72,000 warrants exercisable at US$2.40 to acquire 72,000 common shares, which expire on March 31, 2004.

(Expressed in Canadian dollars)

ii) Compensation warrant exercisable until September 28, 2003 to purchase 150,000 option units at US$2.00 per unit. If exercised in full, the Company will issue 150,000 common shares and 112,500 warrants exercisable at US$2.40 to acquire 112,500 common shares, which expire on September 30, 2004.

d) As per the terms of the December 2001 private placement agreement, the Company was required to place 10% of the gross proceeds in escrow until the registration statement registering the shares with the Securities and Exchange Commission was filed. At December 31, 2001, the amount placed in escrow was $1,407,000.

e) At December 31, 1998, the Company had outstanding 1,182,500 warrants to acquire common shares. Of these warrants, 650,000 were exercisable at US$2.25 per share, and 532,500 were exercisable at US$2.00 per share. As a result of extensions to the original expiry dates approved in 1997 and 1998, the warrants were to expire on June 30, 1999. In December 1998, the Company offered to the warrant holders a 4 for 1 exchange of the 1,182,500 warrants with an exercise price of US$0.50 per share expiring on January 31, 1999. Provided the new warrants were exercised prior to January 31, 1999, an equivalent number of additional warrants with an exercise price of US$1.00 to December 31, 1999, rising to US$2.00 on January 1, 2000 and expiring on December 29, 2000, would be issued.

During January 1999, 283,125 of the new warrants were exercised to acquire 283,125 common shares for proceeds of $212,000. Accordingly, 283,125 additional warrants were issued. Of these additional warrants, 35,400 warrants were exercised for proceeds of $38,000.

During August 1999, 83,679 of the warrants issued to acquire Sunrich, Inc. were exercised to acquire 83,679 common shares for proceeds of $45,000, and 83,679 additional warrants were then issued.

During 2000, the exercise price of the additional warrants issued in 1999 was reduced, for a 30-day period, from US$2.00 to US$1.50. During this 30 day period, 234,959 warrants were exercised resulting in 234,959 common shares being issued for proceeds of $529,000. The remaining 96,445 additional warrants issued in 1999 expired on December 29, 2000.

As at December 31, 2001, in addition to the warrants issued pursuant to the private placements, the Company has 500,000 warrants outstanding with an exercise price of US$1.50 and an expiry date of September 15, 2005 and 35,000 warrants with an exercise price of US$1.70 and an expiry date of February 2006 (note 2).

f) Director/employee option plans
The Company grants options to employees and directors from time to time under employee/director stock option plans. The Company has authorized 2,086,800 (2000 – 2,123,400) shares to be made available for the stock option plans. The following is a summary of grants during the year.

Grant date	Expiry date	Exercise price	Number of options $
March 23, 2001	October 1, 2005	US$1.53	14,000
May 5, 2001	May 5, 2006	US$1.80	87,500
June 4, 2001	June 4, 2006	US$1.53	50,000
August 21, 2001	August 21, 2006	US$1.61	15,000
September 20, 2001	September 20, 2006	US$1.80	27,500
October 18, 2001	December 11, 2003	US$1.86	490,000
October 18, 2001	December 31, 2003	US$1.86	280,125
October 18, 2001	December 31, 2004	US$1.86	124,000
December 13, 2001	December 31, 2003	US$2.10	62,000
December 13, 2001	December 12, 2006	US$2.10	88,000
			1,238,125

Employee/director stock options granted by the Company contain exercise prices, which are equivalent to the share price on the grant date. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

The 1,238,125 options granted vest as follows: 1,066,525 options vested in 2001, 42,900 vest per annum in 2002 to 2005.

During 2001, 999,425 (2000 – 298,225; 1999 – nil) options were exercised and 999,425 (2000 – 298,225; 1999 – nil) common shares were issued for net proceeds of $1,651,000 (2000 – $436,000; 1999 – $nil).

Details of changes in vested employee/director stock options are as follows:

	2001	2000	1999
Balance - Beginning of year	1,385,425	1,501,850	956,625
Granted with immediate vesting	1,066,525	108,000	253,600
Vested from prior year grants	137,900	76,800	303,625
Exercised	(999,425)	(298,225)	–
Retracted	(15,000)	(3,000)	(12,000)
Balance - End of year	1,575,425	1,385,425	1,501,850

(Expressed in Canadian dollars)

Details of employee/director stock options exercisable at December 31 are as follows:

Expiry date	Exercise price	2001 $	2000 $	1999 $
March 10, 2001	US$1.06	–	313,875	459,250
December 11, 2003	US$0.75 to US$1.86	577,100	595,950	672,200
December 31, 2003	US$1.86 to US$2.10	342,125	–	–
August 2, 2004	US$1.06	152,800	139,800	131,900
December 11, 2004	US$0.91	–	1,600	–
December 31, 2004	US$1.06 to US$1.86	124,000	138,000	182,500
April 4, 2005	US$1.41	16,000	8,000	–
August 2, 2005	US$1.06	120,400	90,800	56,000
October 1, 2005	US$1.31 to US$1.53	52,400	24,800	–
December 20, 2005	US$1.31	83,000	72,600	–
May 5, 2006	US$1.80	59,500	–	–
June 4, 2006	US$1.53	10,000	–	–
August 21, 2006	US$1.61	15,000	–	–
September 20, 2006	US$1.80	5,500	–	–
December 12, 2006	US$2.10	17,600	–	–
		1,575,425	1,385,425	1,501,850

The weighted average exercise price of the employee/director options exercisable at December 31, 2001 is US$1.63 per share (2000 – US$1.09 per share; 1999 – US$1.29 per share). On January 7, 2000, all options with an option price in excess of US$1.06 were repriced to US$1.06. In addition, on March 5, 2000, the Board approved a resolution extending the exercise period of 304,375 options from March 10, 2001 to December 31, 2003. The weighted average price of options exercised in 2001 was US$1.06 (2000 – US$1.06; 1999 – $nil).

At December 31, 2001, options to acquire an additional 370,800 common shares at US$1.06 to US$2.10 have been granted but have not yet vested. Options that have not vested are excluded from the above table. The weighted average exercise price of the 370,800 (2000 – 472,100; 1999 – 366,400) options granted but not vested is US$1.44 (2000 – US$1.17; 1999 – US$1.06).

Subsequent to year-end, 48,100 options were exercised to acquire 48,100 common shares for gross proceeds of $130,000.

g) During 1997, the shareholders of the Company agreed to reduce the stated capital account of the Company's common shares by $25,026,000 through the elimination of the deficit.

10 INCOME TAXES

The effective income tax rate on consolidated earnings is influenced by the items detailed below:

	2001 $	2000 $	1999 $
Net earnings before income taxes	264,000	2,506,000	1,072,000
Income taxes at Canadian statutory rates of 42% (2000 – 42%; 1999 – 44%)	111,000	1,053,000	472,000
Increase (decrease) by the effects of			
Current year non-capital loss not recognized	–	457,000	–
Application of prior year losses and scientific research expenditures carried forward	–	(695,000)	(433,000)
Reduction in valuation allowance	(68,000)	(1,798,000)	(635,000)
Differences in foreign, capital gains and manufacturing and processing tax rates	(4,000)	(63,000)	(20,000)
Non-taxable income/non-deductible expenses	245,000	178,000	164,000
Other	(51,000)	–	–
Provision for (recovery of) income taxes	233,000	(868,000)	(452,000)

(Expressed in Canadian dollars)

Future tax liabilities of the Company are as follows:

	2001 $	2000 $
Differences in capital assets basis	(4,507,000)	(3,191,000)
Accounting reserves not deducted for tax	349,000	239,000
Capital and non-capital losses	1,209,000	1,279,000
Tax benefit of scientific research expenditures	2,125,000	2,125,000
Pre-operating costs	(205,000)	(307,000)
Other	(52,000)	81,000
	(1,081,000)	226,000
Valuation allowance	(763,000)	(780,000)
	(1,844,000)	(554,000)

	2001 $	2000 $
Future income taxes asset	1,057,000	954,000
Future income taxes liability	(2,901,000)	(1,508,000)
	(1,844,000)	(554,000)

The Company has approximately $5,300,000 in Canadian scientific research expenditures, which can be carried forward indefinitely to reduce future years' taxable income. The Company also has approximately $150,000 in Canadian scientific research investment tax credits and $450,000 in Canadian non-capital losses, which can be carried forward to reduce future years' income taxes payable. These scientific research investment tax credits and non-capital loss carry-forwards expire in varying amounts from 2002 to 2008.

The SunRich Food Group has non-capital loss carry-forwards of approximately $2,420,000 (2000 – $2,693,000) at December 31, 2001 available to reduce future federal and state income tax that begins to expire in 2020.

A valuation allowance of $763,000 (2000 – $780,000) has been recorded to reduce the net benefit recorded in the financial statements related to the capital and non-capital loss carry-forwards. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these future tax assets. Of this amount, approximately $180,000 relates to the acquisition of Nordic in 2000 and accordingly, any recognition of these amounts in the future will be accounted for as a reduction of the related goodwill.

11 RELATED PARTY TRANSACTIONS AND BALANCES

In addition to transactions disclosed elsewhere in these financial statements, the Company entered into the following related party transactions:

a) During 2001, the Company charged affiliated companies $133,000 for services rendered (2000 – $66,000).

   Also included in other receivables at December 31, 2001 is $53,000 (2000 – $105,000) due from officers/directors of the Company.

b) Included in other long-term debt is an uncollateralized loan of $1,592,000 (2000 – $nil) bearing interest at 6% with interest only payable through January 31, 2003 at which time the full note is due. Also, included in other long-term debt is an uncollateralized loan of $154,000 (2000 – $178,000) due to a shareholder, payable in monthly instalments of principal and interest of US$2,543 through to August 24, 2005 bearing interest at 8%.

   Subsequent to December 31, 2001, both notes were repaid as part of the Company's debt refinancing described in note 7.

c) The Company leases certain real estate to a shareholder under operating leases that expire in August 2010. Annual rental under each of the leases is $2.

12 COMMITMENTS AND CONTINGENCIES

a) The Company has filed a claim against a former director relating to certain actions taken when he was the President of its operating division, Barnes Environmental/Pecal. The former director has counter-claimed against the Company and its subsidiaries, the Chairman of the Company and Easton, the Company's 32% equity investment. The Company and its legal counsel believe that the counter-claim is without merit.

b) The Company believes, with respect to both its operations and real property, that it is in material compliance with current environmental laws. Based on known existing conditions and the Company's experience in complying with emerging environmental issues, the Company is of the view that future costs relating to environmental compliance will not have a material adverse effect on its financial position, but there can be no assurance that unforeseen changes in the laws or enforcement policies of relevant governmental bodies, the discovery of changed conditions on the Company's real property or in its operations, or changes in use of such properties and any related site restoration requirements, will not result in the incurrence of significant costs. No provision has been made in these financial statements for these future costs since such costs, if any, are not determinable at this time.

c) An irrevocable letter of credit for $750,000 has been placed with the Ontario Ministry of Environment and Energy as a security deposit for the Certificate of Approval granted to the Company for certain recycling activities. This letter of credit must remain in place indefinitely as a condition of the Certificate of Approval. Additional letters of credit totalling $143,000 have been placed with various third parties as security on transactions occurring in the ordinary course of operations.

d) In the normal course of business, the SunRich Food Group holds grain for the benefit of others. The Company is liable for any deficiencies of grade or shortage of quantity that may arise in connection with such grain.

e) During 1999, the Company entered into a 12 year exclusive licence agreement related to the sale of the Company's steam explosion equipment in China.

f) Commitments under operating leases, principally for distribution centres, warehouse and equipment, are as follows:

	Non-cancellable $	Cancellable $	Total $
2002	814,000	771,000	1,585,000
2003	678,000	1,097,000	1,775,000
2004	574,000	1,288,000	1,862,000
2005	492,000	1,288,000	1,780,000
2006 and thereafter	2,807,000	3,017,000	5,824,000
	5,365,000	7,461,000	12,826,000

The cancellable operating leases can be cancelled by the Company on the anniversary date of the related lease. The commitment above assumes that the leases will not be cancelled during the contract term.

Rent expense incurred in the year amounted to $957,000 (2000 – $1,038,000; 1999 – $195,000).

g) The Company has guaranteed loans of a third party to facilitate the purchase of equipment used in the processing of certain of the Company's inventory. As at December 31, 2001, the balance due on these notes was US$199,000.

13 EARNINGS PER SHARE

The calculation of earnings per share is based on the weighted average number of shares outstanding of 32,220,352 (2000 – 22,975,986; 1999 – 17,384,644). Diluted earnings per share reflect the dilutive effect of the exercise of warrants and options as disclosed in note 9. The number of shares for the diluted earnings per share was calculated as follows:

	2001	2000	1999
Weighted average number of shares used in basic earnings per share	32,220,352	22,975,986	17,384,644
Dilutive potential of the following			
Employee/director stock options	150,191	381,744	–
Warrants	85,392	–	–
Weighted average number of shares used in diluted earnings per share	32,455,935	23,357,730	17,384,644

14 FINANCIAL INSTRUMENTS

The Company's financial instruments recognized in the consolidated balance sheets and included in working capital consist of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, other receivables and accounts payable and accrued liabilities. The fair values of these instruments approximate their carrying value due to their short-term maturities.

The Company's financial instruments that are exposed to credit risk include cash and cash equivalents, restricted cash and accounts receivable. The Company places its cash with institutions of high creditworthiness. The Company's trade accounts receivable are not subject to a high concentration of credit risk. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for losses based on the expected collectibility of the accounts.

Information on the Company's other financial instruments is contained in other notes to the consolidated financial statements.

(Expressed in Canadian dollars)

15 SEGMENTED INFORMATION

The Company operates in three industry segments: (a) the SunRich Food Group, which manufactures, markets, distributes and packages grains and other food products with a focus on soy products; (b) Environmental Industrial Group, which recycles and sells or disposes of certain non-hazardous and hazardous industrial waste and resale of inorganic minerals; and (c) Steam Explosion Technology Group, which is responsible for the design, engineering, and sale of customized steam explosion technology systems. The Company's assets, operations and employees are located in Canada and the United States.

Industry segments

2001

	SunRich Food Group $	Environmental Industrial Group $	Steam Explosion Technology Group and Corporate $	Consolidated $
External sales by market				
Canada	318,000	22,497,000	–	22,815,000
U.S.	105,775,000	8,546,000	572,000	114,893,000
Asia	5,359,000	–	–	5,359,000
Europe	–	2,000	–	2,000
Total sales to external customers	111,452,000	31,045,000	572,000	143,069,000
Interest expense	2,266,000	463,000	50,000	2,779,000
Income tax expense (recovery)	296,000	270,000	(333,000)	233,000
Segment net income (loss)	494,000	782,000	(1,245,000)	31,000
Goodwill	8,564,000	5,038,000	–	13,602,000
Identifiable assets	81,349,000	26,995,000	19,177,000	127,521,000
Amortization	4,601,000	1,123,000	179,000	5,903,000
Expenditures on property, plant and equipment	4,125,000	2,054,000	44,000	6,223,000
Equity accounted investments	–	–	583,000	583,000

2000

	SunRich Food Group $	Environmental Industrial Group $	Steam Explosion Technology Group and Corporate $	Consolidated $
External sales by market				
Canada	397,000	25,549,000	169,000	26,115,000
U.S.	67,515,000	5,737,000	376,000	73,628,000
Asia	1,795,000	–	–	1,795,000
Europe	115,000	–	–	115,000
Total sales to external customers	69,822,000	31,286,000	545,000	101,653,000
Interest expense	1,111,000	416,000	–	1,527,000
Income tax expense (recovery)	864,000	66,000	(1,798,000)	(868,000)
Segment net income	366,000	2,513,000	495,000	3,374,000
Goodwill	8,501,000	2,730,000	–	11,231,000
Identifiable assets	68,307,000	21,465,000	3,094,000	92,866,000
Amortization	1,712,000	856,000	220,000	2,788,000
Expenditures on property, plant and equipment	4,631,000	667,000	55,000	5,353,000
Equity accounted investments	–	–	442,000	442,000

(Expressed in Canadian dollars)

				1999
	SunRich Food Group $	Environmental Industrial Group $	Steam Explosion Technology Group and Corporate $	Consolidated $
External sales by market				
Canada	–	18,554,000	85,000	18,639,000
U.S.	24,481,000	3,275,000	399,000	28,155,000
Asia	510,000	–	–	510,000
Total sales to external customers	24,991,000	21,829,000	484,000	47,304,000
Interest expense	217,000	144,000	–	361,000
Income tax expense (recovery)	183,000	–	(635,000)	(452,000)
Segment net income (loss)	309,000	2,058,000	(843,000)	1,524,000
Amortization	336,000	477,000	257,000	1,070,000
Expenditures on property, plant and equipment	47,000	500,000	591,000	1,138,000

Geographic segments

	2001			2000		
	U.S. $	Canada $	Total $	U.S. $	Canada $	Total $
Property, plant and equipment	38,242,000	10,949,000	49,191,000	33,214,000	9,944,000	43,158,000
Goodwill	11,040,000	2,562,000	13,602,000	8,457,000	2,774,000	11,231,000
Total assets	88,081,000	39,440,000	127,521,000	71,340,000	21,526,000	92,866,000

16 UNITED STATES ACCOUNTING PRINCIPLES DIFFERENCES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which conform in all material respects applicable to the Company with those in the United States (U.S. GAAP) during the periods presented except with respect to the following:

Under U.S. GAAP, the gain on dilution in the amount of $nil in 2001 (2000 – $140,000; 1999 – $nil) resulting from the dilution of the Company's ownership of the common share equity of Easton would have been excluded from income and included as a separate component of shareholders' equity as Easton is a development stage exploration company. Also, *under U.S. GAAP, certain development and pre-operating costs of $51,000 (2000 – $768,000; 1999 – $75,000) deferred in* these financial statements would be expensed. Amortization of $338,000 (2000 – $157,000; 1999 – $nil) related to the development and pre-operating costs would not have been expensed.

Under U.S. GAAP, the entire US$15 million demand loan would be classified as a current liability. As a result, current liabilities would increase by $21,503,000 and long-term debt would decrease by $21,503,000.

During 2000, the Company repriced certain options as described in note 9. As a result, $511,000 (2000 – $52,000; 1999 – $nil) of compensation expense would be recognized under U.S. GAAP.

Accordingly, the following would have been reported under U.S. GAAP:

	2001 $	2000 $	1999 $
Net earnings for the year - as reported	31,000	3,374,000	1,524,000
Dilution gain	–	(140,000)	–
Development and pre-operating costs expensed	338,000	157,000	–
Pre-operating costs	(51,000)	(768,000)	(75,000)
Stock option compensation expense	(511,000)	(52,000)	–
Tax effect of above items	(135,000)	–	–
Net earnings (loss) for the year - U.S. GAAP	(328,000)	2,571,000	1,449,000
Basic and fully diluted earnings per share - U.S. GAAP	(0.01)	0.11	0.08
Shareholders' equity - as reported	69,286,000	33,277,000	18,098,000
Cumulative development, start-up costs and pre-operating costs - net of related amortization and taxes of $135,000 (2000 and 1999 – $nil)	(698,000)	(850,000)	(239,000)
Cumulative stock compensation expense - net of taxes of $nil	(563,000)	(52,000)	–
Shareholders' equity - U.S. GAAP	68,025,000	32,375,000	17,859,000

(Expressed in Canadian dollars)

Comprehensive income

U.S. GAAP requires that a comprehensive income statement be prepared. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner events". It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners. The comprehensive income statement reconciles the reported net income to the comprehensive income.

The following is a comprehensive income statement (prepared in accordance with U.S. GAAP) which, under U.S. GAAP, would have the same prominence as other financial statements:

	2001 $	2000 $	1999 $
Net earnings (loss) for the year - U.S. GAAP	(328,000)	2,571,000	1,449,000
Currency translation adjustment	1,546,000	258,000	(195,000)
Comprehensive income	1,218,000	2,829,000	1,254,000

Other U.S. GAAP disclosures

	2001 $	2000 $
Allowance for doubtful accounts	1,779,000	939,000
Accrued payroll	1,686,000	1,265,000

Pro forma data (unaudited)

Condensed pro forma income statement, as if the acquisitions of Jenkins & Gournoe, Inc., Virginia Materials and International Materials had occurred at the beginning of 1999, is as follows:

	2001 $	2000 $	1999 $
Revenue	150,184,000	126,139,000	66,311,000
Net income	1,514,000	4,900,000	2,827,000
Earnings per share	0.05	0.21	0.16

Employee stock compensation

Effective January 1, 1996, Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), encourages, but does not require, companies to include in compensation cost the fair value of stock options granted. The Company has decided not to adopt the fair value method. A company that does not adopt this new method must disclose pro forma net income and earnings per share giving effect to the method of compensation cost described in SFAS No. 123.

The Company's stock option plan is described in note 9. Employee stock options granted by the Company in 2001, 2000 and 1999 were granted at prices which were at the value of stock on the grant date, vest at various dates ranging from the date of the grants to December 12, 2005 and expire two to six years subsequent to the grant date.

The fair value of the options granted during 2001, 2000 and 1999 was estimated using the Black-Scholes option-pricing model with the assumptions of a dividend yield of 0% (2000 and 1999 – 0%), an expected volatility of 30% (2000 – 51%; 1999 – 84%), a risk-free interest rate of 3% (2000 – 5%; 1999 – 4%), and an expected life of one to six years.

The total value of 1,238,125 (2000 – 295,500; 1999 – 620,000) stock options that were granted by the Company to employees and directors during 2001 was $809,000 (2000 – $260,000; 1999 – $632,000). Of this total amount, under SFAS No. 123, the cost of stock compensation expense for the year ended December 31, 2001 would be $653,000 (2000 – $107,000; 1999 – $239,000). The unrecognized value of $156,000 (2000 – $153,000; 1999 – $393,000) will be charged to pro forma net earnings in future years according to the vesting terms of the options. Compensation expense of options granted in prior years and vesting in 2001 is $103,000 (2000 – $86,000; 1999 – $307,000). The resulting pro forma net earnings (loss) and basic earnings (loss) per share for the year ended December 31, 2001 under U.S. GAAP are ($1,084,000) (2000 – $2,378,000; 1999 – $903,000) and $(0.03) (2000 – $0.10; 1999 – $0.05), respectively.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. The Company's adoption of SFAS No. 123 for pro forma disclosure purposes does not apply to awards prior to 1995, and additional awards in future years are anticipated.

(Expressed in Canadian dollars)

Recent accounting developments
In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". These new standards eliminate pooling as a method of accounting for business combinations and features new accounting rules for goodwill and intangible assets. SFAS No. 141 was effective for business combinations initiated from July 1, 2001. SFAS No. 142 will be adopted on January 1, 2002. The Company is currently addressing the impact of the adoption of SFAS No. 142. These new U.S. GAAP standards are substantially consistent with the changes in the Canadian Standards, Canadian Institute of Chartered Accountants Handbook Sections 1581 and 3062, and are effective January 1, 2002.

The Company will be adopting SFAS 143, "Accounting for Asset Retirement Obligations" in 2003. This standard requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred and capitalized as part of the asset carrying value and depreciated over the asset's useful life. The Company has not determined the effect of adoption of this new standard.

Effective in 2002, the Company will adopt SFAS 144, "Accounting for the Impairment of Long-Lived Assets". This standard supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of", and retains the basic principals of SFAS 121, but broadens the presentation of discontinued operations. The adoption of SFAS 144 is not expected to significantly impact the Company.

Canadian GAAP accounting changes
Effective January 1, 2002, the Company will adopt a new CICA accounting standard relating to stock-based compensation and other stock-based payments. This new standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, or, alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings. The Company has elected to disclose pro forma net earnings and earning per share data, therefore, there is no effect of adopting this new standard on the Company's results of operations and financial position.

Also, effective January 1, 2002, the Company will adopt a new CICA accounting standard in respect of foreign currency translation that will eliminate the deferral and amortization of currency translation adjustments related to long-term monetary items with a fixed and ascertainable life.

During 2001, the CICA issued new Accounting Guideline 13 (AG 13), which will be effective beginning in 2003. AG 13 addresses the identification, designation, documentation and effectiveness of hedge accounting and establishes conditions for applying hedge accounting. Under the guideline, the Company is required to document its hedging relationships and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. Otherwise, the derivative financial instruments will be required to be marked to market with the resultant gain or loss being recognized in income. The impact of adopting this guideline has not yet been determined.

2001 OVERVIEW

Revenues for 2001 grew by 41% to $143,069,000 versus $101,653,000 in 2000. Net earnings for the year were $31,000 or $0.00 per share compared to $3,374,000 or $0.15 per share in 2000. The company's financial position improved dramatically over the course of 2001 with working capital improving by over $24,000,000 and the ratio of long-term debt to equity improving to 0.38:1 from 0.95:1 in 2000.

Operating results in 2001 were negatively impacted by a number of factors, including ongoing losses before income taxes of $2,945,000 at Nordic Aseptic, Inc., the company's aseptic packaging operation. In addition, the Environmental Industrial Group was negatively effected in 2001 by the impact of both the general economic slowdown in the foundry and steel industries and the fall out as a result of the September 11th tragedy on the bridge repair and shipbuilding industries.

With the exception of Nordic, all operating companies were profitable in 2001. A great deal of energy and focus has been directed to addressing the operating issues at Nordic and management is confident that the operations will be profitable in 2002.

The assets of the Company have grown 37% to $127,521,000 from $92,866,000 in 2000, driven primarily by the proceeds of equity financing throughout the year. These financings increased the number of common shares outstanding from 28,186,972 to 41,081,228 as at December 31, 2001.

The changes to the size of the Company's operations and assets are primarily a result of the Company's business acquisition strategy combined with the specific financing activities. These items are summarized below.

BUSINESS ACQUISITIONS

The acquisitions of the companies detailed below have been accounted for using the purchase method and the purchase price has been allocated to the assets acquired and the liabilities assumed based on management's best estimates of fair values, and described in detail in table format in note 2 to the audited consolidated financial statements. The consolidated financial statements include the results of operations of the acquired businesses from the date of acquisition.

Virginia Materials – On October 31, 2001, the Company's wholly-owned subsidiary, Virginia Materials, Inc., acquired certain assets of Virginia Materials and Supplies, Inc. as well as 51% of the outstanding common shares of International Materials and Supplies, Inc. (International Materials) for cash consideration and acquisition costs of approximately $2,777,000 (US$1,751,000), plus deferred purchase consideration of $1,824,000 (US$1,150,000) and contingent consideration. The deferred purchase consideration will be paid upon the Company's purchase of the vendor's inventory. Management estimates that it will take approximately 18 months to purchase all the inventory. In addition, the Company will pay 50% of the profits for a two-year period from the date of the acquisition. The vendor's share of profit is considered contingent consideration.

Virginia Materials is a supplier of abrasives to the shipbuilding and repair industry. It has a production facility located in Norfolk, Virginia and a second plant is scheduled to open in the second quarter of 2002 in Baltimore, Maryland. Virginia Materials also recycles spent abrasives which are used in the production of Portland cement and converts aluminum smelting waste into a roofing and abrasive product.

International Materials produces industrial garnets as a by-product from a mining operation and processes these garnets for sale to the water filtration, water jet cutting and abrasives markets.

This business is operated within the Environmental Industrial Group.

First Light Foods – On February 1, 2001, the Company acquired 100% of the common shares of Jenkins and Gournoe, Inc., which operated under the name of First Light Foods. Consideration consisted of the issuance of 833,333 common shares, $557,000 (US$365,000) in cash, a $1,049,000 (US$700,000) note that is repayable quarterly over 2 years by payments of US$87,500, plus interest at 8.5% and 35,000 warrants exercisable at US$1.70 for five years to February, 2006. In addition, contingent consideration may be payable on this acquisition if; (a) certain predetermined profit targets are achieved by the acquired business up to an additional 140,000 warrants may be issued in 2002 through to 2005, and (b) a percentage of gross profits in excess of US$1,100,000 per annum from 2001 to 2005 will be paid to the vendors of First Light Foods. First Light Foods owns several trademarked brands that are co-branded as private label brands for a major California food chain.

The acquisition of First Light Foods is included in the operations of the SunRich Food Group and compliments this Group's strategy of becoming a vertically integrated business from seed to merchandisable products of soymilk.

Temisca – On October 31, 2000, the Company acquired 100% of the outstanding common shares of Temisca Inc., a private sand deposit and manufacturing company in Ville Marie, Quebec. The purchase price was $1,676,000 and was paid via cash consideration of $926,000 and the issuance of a $750,000 note payable bearing interest at 5% with repayment terms over 5 years.

This business is operated within the Environmental Industrial Group.

Northern – On September 15, 2000, the Company acquired 100% of the outstanding common shares of Northern Food & Dairy, Inc, from its three shareholders, for total consideration of $11,190,000. The consideration paid consisted of the issuance of 7,000,000 common shares ($10,552,000), 500,000 common share warrants exercisable at US$1.50 for five years ($30,000), and cash consideration of $608,000. Northern is a U.S. based manufacturer and supplier of soymilk and other natural food products and ingredients.

This business is operated within the SunRich Food Group.

Nordic – On April 19, 2000, Sunrich and Northern created a corporate joint venture to operate an aseptic packaging plant owned by Hoffman Aseptic Inc. The plant packages aseptic soy milk. Nordic assumed management control of the plant on April 19, 2000 and on August 15, 2000, Nordic acquired certain assets of Hoffman Aseptic Inc. by the assumption of certain debts and the payment of cash consideration of $380,000. Upon the acquisition of Northern on September 15, 2000, the Company acquired the remaining 50% interest in Nordic Aseptic, Inc.

This business is operated within the SunRich Food Group.

PECAL – On February 29, 2000, the Company acquired 100% of the outstanding common shares of George F. Pettinos (Canada) Limited, also operated as PECAL, from US Silica for cash consideration of $4,682,000. In certain markets, PECAL was a competitor of the Environmental Industrial Group.

This business is operated within the Environmental Industrial Group.

FINANCING ACTIVITIES

Private Placement 1 – 2001 - On April 18, 2001, the Company entered into a transaction for the private placement of 1,411,498 units ranging in price from $1.175 to $1.375 per unit. Each unit was comprised of one common share plus a warrant to purchase one-half of a common share. As a result, the company issued 1,411,498 common shares and 705,750 whole warrants which are exercisable at US$1.75 to purchase 705,750 common shares until March 31, 2004. The net proceeds of this transaction was $2,651,000 (US$1,728,000) after associated commission, legal and other related costs.

Private Placement 2 – 2001 - The Company entered into an agreement on May 18, 2001 for the private placement, outside of the United States of 2,400,000 units at US$2.00 per unit. Each unit consisted of one common share plus a warrant to purchase one-half of a common share. As a result, the Company issued 2,400,000 common shares and 1,200,000 whole warrants which are exercisable at US$2.40 to purchase 1,200,000 common shares until March 31, 2004. The net proceeds of this transaction was $6,279,000 (US$4,375,000) after associated commission, legal and other related costs.

Private Placement 3 – 2001 - The Company entered into a subscription agreement on September 28, 2001 for the private placement of 3,000,000 units at US$2.00 per unit. Each unit consisted of one common share plus a warrant to purchase three quarters of a common share. As a result, the Company issued 3,000,000 common shares and 2,250,000 whole warrants which are exercisable at US$2.40 to purchase 2,250,000 common shares until September 30, 2004. The net proceeds of this transaction was $8,841,000 (US$5,650,000) after associated commission, legal and other related costs.

Private Placement 4 – 2001 - On December 21, 2001, the Company closed a private placement of 4,250,000 common shares at US$2.10. The net proceeds of this transaction were approximately $13,279,000 (US$8,282,000) after associated commission, legal and other related costs.

2001 OPERATIONS COMPARED WITH 2000 OPERATIONS

Consolidated

Revenues in 2001 increased by 41% ($41,416,000) to $143,069,000 from $101,653,000 in 2000 and the Company's earnings for 2000 decreased to $31,000 or $0.00 per common share compared to $3,374,000 or $0.15 per common share for the year ended December 31, 2000. The increase in the Company's revenues in 2001 is due to a number of factors including the acquisitions of First Light Foods ($9,607,000) and Virginia Materials ($1,407,000) plus the full year impact of the acquisitions completed in 2000. (PECAL, Northern, Nordic and Temisca).

Earnings decreased due to a number of factors including the significant loss issues at Nordic, weak market/economic conditions that impacted the Environmental Industrial Group, increased costs of operating a growing public organization and the benefit of previously unrecognized income tax loss carry forwards having been fully realized in 2000.

EBITDA (earnings before interest, taxes, depreciation and amortization) increased by 29% to $8,115,000 from $6,439,000 in 2000. The increase was due to increased amortization and interest expenses offset by lower earnings as noted above.

U.S. readers should note that due to differences between Canadian and U.S. GAAP, the loss for 2001 under U.S. GAAP is ($328,000) or ($0.01) per common share versus earnings of $2,571,000 or $0.11 per common share in 2000. Note 16 to the audited financial statements itemizes these differences.

Cost of sales increased by 42% to $123,363,000 for the year ended December 31, 2001 compared to $87,046,000 for the year ended December 31, 2000. Consistent with the revenue analysis above, the increase in cost of sales is related to the sales increase resulting from the acquisitions completed in 2000 and 2001.

The Company/s consolidated gross margin was 13.8% in 2001 compared to 14.4% in 2000. Excluding the impact of the losses incurred related to Nordic Aseptic, gross margin increased to in excess of $21,000,000 or 14.8%.

Research and development costs increased in 2001 to $757,000 from $200,000 in 2000. The increase is due in most part to activities in the Food Group related to expanded product development initiatives and a study of European soy foods opportunities.

Selling, general and administration expenditures increased 53% in 2001 to $16,990,000 compared to $11,094,000 for the year ended December 31, 2000. The increase in administrative costs is due to the acquisitions made in 2000 and 2001, increased bad debt provisions, the higher costs of operating a larger public company and increased amortization of trademarks, patents and goodwill.

Interest on long-term debt, other interest expense and financing charges increased to $3,073,000 in 2001 from $1,527,000 in 2000. The bulk of this increase is due to the SunRich Food Group's debt obligations. Interest expense related to the SunRich Food Group totalled $2,560,000, ($1,111,000 in 2000) including $294,000 of financing charges related to the write-off of costs due to the new banking agreement. Canadian debt held by the Environmental Industrial Group and Corporate Office represents $513,000 of interest expense in 2001 ($416,000 in 2000).

Interest and other income increased to $846,000 in 2001 from $402,000 in 2000 due to an increase in interest earned on higher cash/investment balances throughout the year and the annualised impact of interest income on the long term receivable.

The gain on purchase of preference shares of $24,000 (2000 – $175,000) results from the purchase of the preference shares outstanding in a subsidiary company at a value less than their carrying value.

The share of losses of equity accounted investee of $42,000 (2000 – $48,000) and dilution gain of $140,000 in 2000 is related to the Company's 32% equity investment in Easton Minerals Ltd. (Easton), a mining exploration company listed on the TSX Venture Exchange (formerly the Canadian Venture Exchange) (EM-CDNX). Dilution gains result from the increase in equity value of Easton due to issues of capital above Stake's carrying cost for this investment. U.S. readers should note that dilution gains are not recognized as income for U.S. GAAP purposes due to the development stage nature of Easton, and accordingly, the effects of this gain are reversed in Note 16 of the Company's financial statements.

The Company's investment in Easton is carried at a book value of $583,000. (2000 – $442,000). During 2001 Easton entered into an acquisition agreement with a third party and the stock was subsequently halted from trading pending TSX Venture Exchange review of the transaction. The stock resumed trading on January 28, 2002 and since that time the value of the Company's shareholdings have ranged from $265,000 to $707,000 based on limited traded volumes. It is unlikely that these values could be realized upon the sale of all or a position of the Company's holding in Easton, particularly given the significant number of shares held by the Company.

Income taxes increased as a percentage of earnings in 2001 due to expenses in most part to loss carry forward benefits realized in 2000 and increases in non-deductible expenses in 2001. In 2000 the Company recorded the benefit of previously unrecognized Canadian tax loss carry forwards of $1,798,000 (1999 – $635,000) and provided a tax provision of $864,000 (1999 – $183,000) on the net earnings of the SunRich Food Group. Due to the complex U.S. tax structure, the Company was unable to recognize the tax benefit of Nordic's start-up losses. The Company has since restructured the SunRich Food Group, which provides for more effective tax strategies. The Nordic tax loss carry forward will be recognized when Nordic becomes profitable.

SEGMENTED OPERATIONS INFORMATION

The SunRich Food Group

The SunRich Food Group contributed $111,452,000 or 77.9% of total Company consolidated revenues in 2001 versus $69,822,000 or 68.7% in 2000. The increase of $41,630,000 in Food Group sales (59.6%) was due to a number of factors including the acquisition of First Light Foods in 2001, which contributed sales of $9,607,000, increased sales at Nordic in 2001 versus 2000 of $10,016,000, in addition to the full impact of the Northern acquisition completed in 2000.

Gross margin in the SunRich Food Group increased by $4,968,000, an increase of 54.6% to $14,069,000 in 2001 versus $9,101,000 in 2000, representing 71.4% of the Company's 2001 consolidated gross margin. The increase in gross margin resulted from the acquisitions noted above, combined with improved product margins on food ingredient and organic feed products, partially offset by the significant losses incurred at Nordic during the year. Excluding losses at Nordic, gross margin increased to 13.9% of revenues versus 13.0% in the prior year.

Research and development costs increased to $547,000 in 2001 as a result of expanded product development initiatives and a study of opportunities related to the European soy foods market. Continued product development is important as the soy and natural food markets continue to grow.

Selling, general and administrative expenses increased to $10,985,000 in 2001 versus $7,072,000 in 2000. The increase is due primarily to the acquisition of First Light Foods in 2001, the full impact of the Northern and Nordic acquisitions in 2000 and increased payroll and related costs as the organization continues to support the growth in operations.

Interest expense on long-term debt and other interest increased to $2,266,000 in 2001 versus $1,111,000 in 2000. The increase was due to the full impact of the acquisitions noted above, in addition to increased use of operating lines of credit throughout the year to support Nordic losses and capital expansion projects.

Pre-tax earnings of the SunRich Food Group were $790,000 in 2001 versus $1,230,000 in 2000. Results were positively impacted by the additions of First Light Foods and Northern, but negatively impacted by the near $3,000,000 pre-tax loss at Nordic. The Company expects Nordic to be profitable in 2002.

Net earnings improved to $494,000 in 2001 versus $366,000 in 2000.

Environmental Industrial Group

The Environmental Industrial Group contributed $31,045,000 or 21.7% of the total Company consolidated revenues, versus $31,286,000 or 30.8% in 2000. Revenues were favourably impacted by the acquisition of Virginia Materials in 2001 plus the full effect of the Temisca and PECAL acquisitions completed in 2000. These increases were partially offset by weak market and economic conditions in the steel and foundry businesses, the loss of a key distribution agreement, the economic impact of the September 11th tragedy on the demand for abrasives and increased competition in the silica sands market.

Gross margin in the Environmental Industrial Group increased to $5,187,000 in 2001 versus $5,014,000 in 2000, representing 26.3% of the Company's consolidated gross margin in 2001. The increase in margin resulted primarily from the acquisitions and economic impacts as noted above. As a percentage of revenues, gross margin improved to 16.7% in 2001 from 16.0% in 2000.

Selling, general and administrative expenses increased to $3,885,000 in 2001 versus $2,409,000 in 2000. The increase is due in most part to the acquisition of Virginia Materials in 2001, the full effect of the Temisca and PECAL acquisitions in 2000 and increased costs related to provisions for doubtful accounts.

Interest expense on long-term debt and other interest increased to $463,000 in 2001 versus $416,000 in 2000. The increase in interest expense resulted from additional borrowings required to finance the acquisitions noted above, and increased use of operating lines at times during the year to support internal expansion projects.

Pre-tax earnings of the Environmental Industrial Group were $1,052,000 in 2001 versus $2,579,000 in 2000. Results were positively impacted by the additions of Virginia Materials, Temisca and PECAL, but negatively impacted by unfavourable economic and market conditions and increased competitive pressures in key product groups.

Net earnings were $782,000 in 2001 versus $2,513,000 in 2000 as a result of the factors noted above.

Steam Explosion Technology Group and Corporate Activities

Revenues for the Steam Explosion Technology Group were $572,000 in 2001 versus $545,000 in 2000. Both periods reflect revenues earned from steam explosion licence fees and consulting. No steam explosion equipment sales were recorded in either 2001 or 2000.

Gross margin in the Steam Explosion Technology Group was $450,000 in 2001 versus $492,000 in 2000. The gross margin as a percentage of revenue of 78.7% (90.2% in 2000) reflects the nature of the revenues with minimal associated cost of sales.

The Steam Explosion Technology Group and Corporate selling, general and administration expenses were $2,227,000 in 2001 versus $1,366,000 in 2000. The increase was due to an increase in the costs of administering a growing public company including incremental payroll and related costs, public relations and professional fees, in addition to the ongoing marketing and travel costs incurred to secure a steam explosion equipment sale in China.

The net loss before taxes of $1,578,000 in 2001 versus $1,303,000 in 2000 reflects the positive effect of foreign exchange gains and interest and other income partially offset by the increase in selling, general and administration costs as noted above.

LIQUIDITY AND CAPITAL RESOURCES AT DECEMBER 31, 2001

Current assets

Cash and cash equivalents increased to $5,358,000 at December 31, 2001 (2000 – $1,013,000). The balance is due in most part to cash held at the corporate level of $4,290,000 due to funds from private placements completed in 2001, plus cash at the SunRich Food Group of $2,723,000 from customer deposits normally received each December. These amounts are partially offset by the Environmental Industrial Group line of credit of $1,783,000 that is netted against corporate cash.

As of December 31, 2001 the company had restricted cash of $1,827,000 (2000 – Nil) and marketable securities of $10,045,000 (2000 – Nil). The restricted cash relates primarily to funds received on the last private placement that will be released upon final approval of S-3 filing and clearance of the Ontario Securities Commission hold period. The marketable securities are funds from the last private placement, held at year end in a mutual fund corporation which holds cash equivalents.

Trade accounts receivable increased to $13,343,000 at December 31, 2001 from $13,111,000 at December 31, 2000. Trade receivables at December 31, 2001 related to the SunRich Food Group were $8,104,000 (2000 – $8,250,000). Days sales outstanding improved within the Food Group versus 2000. Trade receivables in the Environmental Industrial Group were $5,239,000 (2000 – $4,836,000). Lower accounts receivable balances due to lower fourth quarter year over year sales were offset by higher receivables as a result of the Virginia Materials acquisition in the amount of $909,000.

The note receivable of $3,668,000 (2000 – $5,186,000) and the other long-term payable of $1,926,000 (2000 – $1,651,000) are all related to an agreement with a major European based company to supply product. This agreement required Northern to expand a food processing plant to the customer's specifications and this was completed in 2000. In accordance with the terms of the agreement the customer pays 36 monthly instalments of US$119,000 (total receipts in 2001 – $2,219,000, 2000 – $543,000). The agreement also requires that the Company provide the customer with a product rebate beginning October 2003 until US$1,720,000 is repaid. Upon the application of purchase accounting in 2000, both the receivable and payable were fair valued using a discount rate of 9.5 %.

Inventories increased $6,724,000 to $22,014,000 at December 31, 2001. The SunRich Food Group accounts for $16,446,000 of the total balance (2000 – $10,064,000) and Environmental Industrial Group $5,568,000 (2000 – $5,226,000). The Steam Explosion Technology Group is not required to carry significant inventories. The higher balances in the SunRich Food Group are primarily due to a change in business practise at Nordic from simply billing a major customer for processing and packaging to buying and invoicing the full product cost including raw materials. In addition, the SunRich Food Group increased its inventory of finished goods related to a specific customer. The Virginia Materials acquisition increased inventories within the Environmental Industrial group by $621,000.

Future income tax assets of $1,057,000 at December 31, 2001 (2000 – $954,000) consists of $715,000 (2000 – $715,000) of Canadian tax losses and scientific research expenditures recorded by the Canadian entity in 2000 and the remaining balance of $342,000 (2000 – $239,000) relates to the SunRich Food Group's accounting reserves not deductible for tax until realized. The Company believes that it is more likely than not that the tax benefit of the recorded assets will be realized.

Property, plant and equipment

In 2001, the Company spent $6,223,000 (2000 – $5,353,000) on capital expenditures; the SunRich Food Group spent $4,125,000 (2000 – $4,631,000) on capital expenditures, principally on the acquisition and build-out of the production facility in Afton, Wyoming ($1,814,000) and the upgrade of the Hope conditioning plant ($1,476,000). In 2001, $2,054,000 (2000 – $667,000) was spent in the Environmental Industrial Group, $730,000 for the purchase of a warehouse and the remaining on general additions and replacements including, scales, forklifts and computer equipment. In 2001, $44,000 (2000 – $55,000) was spent by the Steam Explosion Technology Group and at Corporate office primarily on computer and lab equipment.

Investments

Investments increased to $583,000 in 2001 (2000 – $442,000), due primarily to net advances of $183,000 (2000 – $60,000) offset by the equity loss on Easton of $42,000 (2000 – $48,000).

Goodwill

Goodwill increased to $13,602,000 at December 31, 2001 from $11,231,000 at December 31, 2000. This increase was due to $2,488,000 in goodwill recorded on the acquisition of Virginia Materials and International Materials offset by normal amortization.

Pre-operating costs

In 2001 the Company deferred $51,000 in costs related to the start-up of an organic dairy business based in Canada. Amortization of these costs will commence no later than June 30, 2002 and will be amortized on a straight-line basis to December 31, 2003. In 2000, the Company deferred $768,000 of pre-operating costs related to Nordic, which was comprised of the portion of the operating losses from April to December 31, 2000 that were related to the start up phase of the plant. This amount is being written off equally over a 36-month period. As at December 31, 2001 the unamortized balance is $512,000. Readers should note that the $51,000 and $768,000 of pre-operating costs would have been expensed under U.S. GAAP in 2001 and 2000 respectively.

Patents, trademarks, licenses and other assets

Patents, trademarks, licences and other assets have increased to $4,266,000 at December 31, 2001 (2000 – $432,000) due to the acquisition of trademarks related to First Light Foods of $3,999,000 partially offset by standard amortization expense.

Current liabilities

Accounts payable and accrued liabilities increased to $20,437,000 in 2001 (2000 – $19,359,000). The increase is due primarily to the Virginia Materials acquisition.

Customer deposits of $2,213,000 at December 31, 2001 (2000 – $1,262,000) are related to cash deposits made by the SunRich Food Group customers in 2001 for year 2002 customer purchases. No recognition of revenue or accrual of costs is booked on these transactions until the goods are shipped.

The current portion of Preference Shares in subsidiary companies increased from $387,000 in 2000 to $458,000 in 2001 and is due to accelerated payments on preferred shares related to the purchase of land in the BEI acquisition. This acceleration is due to the repayment of specific outstanding debt.

New financing arrangement replacing existing lines of credit and long term debt

On March 15, 2002, the Company entered into a new financing arrangement with a major Canadian bank and its U.S. subsidiary. This arrangement includes the following components:

1. US$15,000,000 demand loan with scheduled quarterly payments to amortize the debt over seven years.

   Interest on the demand loan is payable at the borrower's option at U.S. dollar base rate or U.S. LIBOR plus a premium based on certain financial ratios.

   While this loan is payable on demand, the lender has indicated that it is not their intention to demand repayment of this loan in 2002. Accordingly, the only repayment required in 2002 in respect of this loan relates to the regular quarterly payments, which in 2002 amount to $1,750,000 (US$1,100,000).

2. CAN$4,000,000 line of credit facility

   Interest on borrowings under this facility is payable monthly and accrues at the borrower's option based on various reference rates including Canadian or U.S. bank prime, or Canadian bankers' acceptances, plus a margin based on certain financial ratios of the Company.

3. US$5,000,000 line of credit facility

   Interest on borrowings under this facility is payable monthly and accrues at the borrower's option based on various reference rates including U.S. bank prime, or LIBOR, plus a margin based on certain financial ratios of the Company.

Total debt of $24,604,000 outstanding at December 31, 2001 was repaid on March 15, 2002 with the proceeds of the new financing arrangement.

The US$15,000,000 demand loan and the Canadian and U.S. line of credit facilities described above are collateralised by a first priority security against all of the Company's assets in both Canada and the United States.

The current and long-term portion of the outstanding debt at December 31, 2001 reflects repayment terms contained in the new financing arrangement. Under new accounting guidelines effective January 1, 2002 all the outstanding new debt as per current terms would be classified as short term to satisfy Canadian GAAP. This classification would be required as the facilities are all due on demand. The Company intends to review these terms in the future. As long as the company continues to make regular scheduled payments and maintain certain financial ratios, it is not the banks intention to demand repayment of this facility.

Under U.S. GAAP, the entire US$15 million demand loan would be classified as a current liability. As a result, current liabilities would increase by $21,503,000 and long-term debt would decrease by $21,503,000.

Bank indebtedness

Bank indebtedness as of December 31, 2001 was $1,921,000 (2000 – $3,405,000). The decrease versus 2000 was due to the repayment and cancellation of a line of credit used in the SunRich Food Group and the netting of the Environmental Industrial Group bank debt of $1,783,000 against corporate cash as the line was held at the same institution.

Long term debt

As at December 31, 2001, the company's long term debt, including current portion, was $26,517,000, a decrease of $5,038,000 versus the prior year. Repayment of debt totalled $9,856,000, which included scheduled repayments plus an accelerated US$1,000,000 on one of the Food Group loans. New debt during the year totalled US$2,119,000. Included in this was debt with a related party for US$1,000,000 which was used to repay the amount noted above, plus debts related to the Virginia Materials and First Light Foods acquisitions. The remaining difference is attributable to exchange on U.S. denominated debt.

The new financing arrangements previously stated replaces all but $1,913,000 of the year-end debt including obligations under capital leases. This debt is secured against specific equipment or is uncollateralized.

Other long-term liabilities

The Company had deferred purchase consideration of $1,657,000 at December 31, 2001 relating to the Virginia Materials acquisition. The deferred purchase consideration will be paid on the purchase of the vendor's inventory as acquired. It is expected to take approximately 16 months from December 31, 2001 to satisfy this liability.

The long-term future tax liability of $2,901,000 (2000 – $1,508,000) relates principally to the SunRich Food Group and represents differences between the accounting and tax basis of assets and liabilities primarily related to property, plant and equipment and trademarks offset by the benefit of losses carried forward and the long term portion of the scientific research expenditures tax benefit.

The long-term portion of Preference Shares of subsidiary companies was reduced to $205,000 from $462,000 as a result of payments in 2001, which totalled $186,000 in cash payments and the accelerated payments classified as current.

Cash flow

For the year ended December 31, 2001, cash flow provided by operations before working capital changes increased by $985,000 to $5,406,000 (2000 – $4,421,000), due principally to a $3,115,000 increase in amortization and a decline in the future tax recovery of $1,170,000, offset by lower net earnings of $3,343,000.

Cash flow provided by operations after working capital changes was $510,000 for the year ended December 31, 2001 (2000 – $55,000) as a result of an increase in inventory of $5,389,000 partially offset by lower accounts receivable balances and higher customer deposits.

Cash used in investment activities increased to $17,588,000 in 2001 (2000 – $10,820,000) as a result of an investment of $10 million in marketable securities. During 2001, less cash was utilized in the acquisition of businesses ($3,460,000 in 2001 vs. $5,359,000 in 2000), capital spending increased $870,000 (2001 – $6,223,000 vs. 2000 – $5,353,000) and the Food Group received a full year repayment from its note receivable in 2001 compared to three months in 2000.

Cash provided by financing activities was $21,317,000 in 2001 (2000 – $9,270,000). The increase in cash from financing in 2001 is due to the four equity placements during the year and proceeds from stock options for total equity proceeds of $33,151,000. This was offset by net repayment of debt and bank indebtedness of $9,821,000 and restricted cash primarily related to the last private placement of $1,827,000.

Financial information for U.S. shareholders

The following is the Company's consolidated balance sheet and income statement under Canadian generally accepted accounting principles converted for presentation in US$ at a translation rate of convenience of US$0.6279 = CDN$1.00, which is the closing exchange rate at December 31, 2001.

Summary Consolidated Balance Sheets

Expressed in US$ *(unaudited)*	December 31, 2001	December 31, 2000
	US$	US$
Assets		
Cash and cash equivalents	3,364,000	636,000
Restricted cash	1,147,000	–
Marketable securities	6,307,000	–
Accounts receivable – trade	8,377,000	8,231,000
Current portion of note receivable	1,256,000	1,350,000
Inventories	13,821,000	9,599,000
Other current and assets	1,258,000	805,000
Future income taxes	664,000	599,000
	36,194,000	21,220,000
Note receivable	1,047,000	1,906,000
Property, plant & equipment	30,883,000	27,096,000
Goodwill	8,540,000	7,051,000
Other long term assets	3,397,000	1,031,000
	80,061,000	58,304,000
Current liabilities		
Bank indebtedness	1,206,000	2,138,000
Accounts payable and accrued liabilities	12,831,000	12,154,000
Customer deposits	1,389,000	792,000
Current portion of deferred purchase consideration	780,000	–
Current portion of long-term debt and preference shares in subsidiary companies	2,921,000	4,512,000
	19,127,000	19,596,000
Long term debt and redeemable preference shares in subsidiary companies	14,143,000	15,832,000
Other long term liabilities	1,470,000	1,036,000
Future income taxes	1,821,000	947,000
	36,561,000	37,411,000
Shareholders' equity		
Common shares, contributed surplus and cumulative translation adjustment	39,795,000	17,208,000
Retained Earnings	3,705,000	3,685,000
	80,061,000	58,304,000

Summary Consolidated Income Statement

Expressed in US$ *(unaudited)*	For the year ended December 31, 2001	For the year ended December 31, 2000
	US$	US$
Revenues	89,823,000	63,821,000
Cost of good sold	77,451,000	54,650,000
Gross profit	12,372,000	9,171,000
Operating expenses	11,142,000	7,091,000
Earnings from operations	1,230,000	2,080,000
Interest on long term debt	(1,322,000)	(914,000)
Other income and expense	258,000	408,000
Earnings before income taxes	166,000	1,574,000
Recovery of (provision for) income taxes	(146,000)	545,000
Net Earnings for the year	20,000	2,119,000
Earnings per share	0.00	0.10

corporate information

OFFICERS AND SENIOR MANAGEMENT

Jeremy N. Kendall (*)
Chairman and Chief Executive Officer

John D. Taylor (*)
President and Chief Operating Officer

Steven R. Bromley
Vice President, Finance and Chief Financial Officer

John H. Dietrich
Vice President, Treasurer

Cyril A. Ing (*)(2)
Corporate Secretary

Allan Routh (*)
President, SunRich Food Group

Dennis W. Anderson (*)
Executive Vice President of Operations, SunRich Food Group

David Kruse
Vice President and Chief Operating Officer, Environmental Industrial Group

DIRECTORS

Joe Riz (1) (2)
Managing Director – Tricapital Management Limited

Phillip D. E. Bergqvist (2)
Past Chairman – Eucalyptus Pulp Mills PLC

Michael M. Boyd (1)
Investment Manager – Junior Industrial Finance Corp.

James K. Rifenbergh
Chairman Emeritus – Brown Printing Company

Larry (Andy) Anderson (*)
Consultant – SunRich Food Group

Katrina Houde (1)
Independent Consultant

Camillo Lisio (2)
Independent Consultant

Stephen R. Bronfman
Chairman – Claridge SRB Investments Inc.

Robert Fetherstonhaugh (2)
President – Claridge SRB Investments Inc.

(*) Directors

(1) Members of Audit Committee

(2) Members of Corporate Governance and Compensation Committee

OFFICES

Corporate Head Office, Sunrich Valley and Steam Explosion Technology Group
2838 Highway 7
Norval, Ontario, Canada L0P 1K0
ph: (905) 455 1990
fx: (905) 455 2529
email: info@staketech.com
www.staketech.com

SunRich Food Group, Inc.
3824 – 93rd Street S.W.
Hope, Minnesota, USA 56046-0128
ph: (507) 451 3316
fx: (507) 451 2910
email: info@sunrich.com
www.sunrich.com

Environmental Industrial Group
407 Parkside Drive
Waterdown, Ontario, Canada L0R 2H0
ph: (905) 689 6661
fx: (905) 689 0485
email: info@bei.ca
www.bei.ca

TRANSFER AGENT

Equity Transfer Services
Suite 420 – 120 Adelaide Street West
Toronto, Ontario, Canada M5H 4C3
ph: (416) 361 0152

American Stock Transfer Co.
40 Wall Street, 46th Floor
New York, NY, USA 10005
ph: 1 (800) 937 5449

CORPORATE LEGAL COUNSEL

Dunnington, Bartholow & Miller LLP
New York, NY, USA

Mann & Gahtan LLP
Toronto, Ontario, Canada

AUDITORS

PricewaterhouseCoopers LLP
Mississauga, Ontario, Canada

SHAREHOLDER COMMUNICATIONS

Copies of Stake's Annual Report, Form 10-K (Annual Information Form) and other Regulatory filings are available on the Company website www.staketech.com. Additional financial information has been filed electronically with various securities commissions in Canada through SEDAR (www.sedar.com) and in the USA through EDGAR (www.edgar.com). Paper copies are available without charge.

Please contact:
Susan Wiekenkamp, *Information Officer*
Stake Technology Ltd.
2838 Highway 7
Norval, Ontario, Canada L0P 1K0
ph: (905) 455 2528 ext. 101
fx: (905) 455 2529
email: swiekenkamp@staketech.com

The Equity Group Inc.
Stephanie Horton / Linda Latman
800 Third Avenue, 36th Floor
New York, NY, USA 10022
ph: (212) 836 9611
fx: (212) 421 1278
email: skhorton@equityny.com
llatman@equityny.com

ANNUAL AND SPECIAL MEETING

Tuesday, June 18, 2002 at 4:00 p.m.
Le Royal Meridien King Edward Hotel
Kensington Room
Toronto, Ontario, Canada

Listed on Nasdaq as STKL and TSX as SOY

Except for the historical information herein, the matters discussed in this Annual Report include forward looking statements that may involve a number of risks and uncertainties. Future results may vary significantly based on a number of factors, including, but not limited to, risks in market acceptance of new products or technology, continuing product demand, the impact of competitive products and pricing, changing economic condition, and other risk factors detailed in the Company's December 31, 2001 10-K and other filings with the Securities and Exchange Commission.

Printed in Canada • Designed & Produced by Stratagem Marketing & Design • www.stratagem.on.ca

Stake Technology Ltd.
[illegible] Ontario, Canada [illegible]
[illegible]
[illegible]

www.staketech.com